Filed Pursuant to Rule 424(B)(5)
                                                              File No. 333-21991

          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 18, 1998

[STORAGE USA LOGO]


                                 $200,000,000

                            SUSA Partnership, L.P.
                   $100,000,000 6.95% Notes due July 1, 2006
                $100,000,000 7.45% Debentures due July 1, 2018
                                ---------------
     SUSA Partnership, L.P., a Tennessee limited partnership (the "Partnership"), will issue 6.95% Notes due July 1, 2006 (the "Notes"), and 7.45% Debentures due July 1, 2018 (the "Debentures," and together with the Notes, the "Securities"), offered hereby (the "Offering") in the aggregate principal amounts of $100,000,000 each. Interest on the Securities is payable semi-annually in arrears on January 1 and July 1 of each year, commencing January 1, 1999. The Notes mature on July 1, 2006, and the Debentures mature on July 1, 2018. The Securities are redeemable at any time at the option of the Partnership, in whole or in part, at a redemption price equal to the sum of (i) the principal of the Securities being redeemed plus accrued interest to the redemption date and (ii) the Make-Whole Amount, if any. See "Description of Securities -- Optional Redemption." The Securities will not be entitled to the benefits of any sinking fund. The Securities are unsecured obligations of the Partnership and will rank pari passu with each other and with all unsecured and unsubordinated indebtedness of the Partnership and will be effectively subordinated to all secured indebtedness of the Partnership. As of March 31, 1998, the Partnership had outstanding $491.4 million of unsecured, unsubordinated indebtedness, $50.8 million of secured indebtedness and $1.3 billion in unencumbered assets. On a pro forma basis, after giving effect to the completion of the Offering and application of the net proceeds from the Offering as described herein, as of March 31, 1998, the Partnership would have had outstanding $600 million of unsecured, unsubordinated indebtedness, $50.8 million of secured indebtedness and $1.4 billion in unencumbered assets.

     The Notes and Debentures each will be represented by a single Global Note (each, a "Global Note") registered in the name of the nominee of The Depository Trust Company ("DTC"). Beneficial interests in a Global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described in "Description of Securities -- Book-Entry System," Securities will not be issued in definitive form. The Securities will be issued only in denominations of $1,000 and integral multiples thereof. See "Description of Securities -- Same-Day Settlement and Payment."
                                ---------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH
     IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                ---------------

                           Initial Public     Underwriting      Proceeds to
                         Offering Price (1)   Discount (2)   Partnership (1)(3)
                        -------------------- -------------- -------------------
Per Note ..............       99.929%            0.625%           99.304%
 Total ................  $99,929,000          $625,000       $99,304,000
Per Debenture .........       99.882%            0.875%           99.007%
 Total ................  $99,882,000          $875,000       $99,007,000

---------
(1) Plus accrued interest, if any, from July 1, 1998.

(2) The Partnership has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(3) Before deducting estimated expenses of $175,000 payable by the Partnership.

                                ---------------
     The Securities offered hereby are offered by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Securities will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York, on or about July 13, 1998, against payment therefor in immediately available funds.


Goldman, Sachs & Co.
                      First Chicago Capital Markets, Inc.
                                                     Morgan Stanley Dean Witter
                                ---------------
            The date of this Prospectus Supplement is July 8, 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                 THE OFFERING

     For a more complete description of the terms of the Securities specified in the following summary, including definitions of capitalized terms not otherwise provided, see "Description of Securities" in this Prospectus Supplement and "Description of Debt Securities" in the accompanying Prospectus.



Securities Offered ............. $100,000,000 aggregate principal amount of 6.95% Notes due July 1, 2006.
                                 $100,000,000 aggregate principal amount of 7.45%
                                 Debentures due July 1, 2018.
Maturity ....................... The Notes mature on July 1, 2006 and the Debentures on
                                 July 1, 2018.
Interest Payment Dates ......... Interest on the Securities is payable semi-annually in arrears on January 1 and July 1 of each year, commencing
                                 January 1, 1999.
Optional Redemption ............ The Securities are redeemable at any time at the option of the Partnership, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Securities being redeemed plus accrued interest to the redemption
                                 date and (ii) the Make-Whole Amount, if any. See
                                 "Description of Securities --  Optional Redemption."
Ranking ........................ The Securities are unsecured obligations of the Partnership and will rank pari passu with each other and with all other unsecured and unsubordinated indebtedness of the
                                 Partnership and will be effectively subordinated to all
                                 secured debt of the Partnership. As of March 31, 1998, the
                                 Partnership had outstanding $491.4 million of unsecured,
                                 unsubordinated indebtedness, $50.8 million of secured
                                 indebtedness and $1.3 billion in unencumbered assets. On
                                 a pro forma basis, as of March 31, 1998, after giving effect to the completion of the Offering and application of the net proceeds from the Offering as described in "Use of
                                 Proceeds," the Partnership would have had outstanding
                                 $600 million of unsecured, unsubordinated indebtedness,
                                 $50.8 million of secured indebtedness and $1.4 billion in
                                 unencumbered assets.
Use of Proceeds ................ The net proceeds to the Partnership from the Offering will be used to repay outstanding debt incurred in connection
                                 with the acquisition of self-storage facilities, to acquire additional self-storage facilities and for general corporate purposes. See "Use of Proceeds." The offerings of the
                                 Notes and the Debentures are not contingent upon one
                                 another and in the event the offering of only one of the
                                 tranches closes, the Partnership will use the net proceeds to repay outstanding debt incurred in connection with the
                                 acquisition of self-storage facilities. In the event the offering of either of the Notes or the Debentures does not close, the
                                 Partnership believes that it will be able to meet its
                                 short-term financing needs.

Limitations on Incurrence of Indebtedness .. The Securities contain various covenants, including the following:
                                             (1) The Partnership will not incur any Indebtedness, if, after giving effect thereto, the aggregate principal amount of all outstanding Indebtedness of the Partnership is greater than
                                             60% of the sum of (i) Total Assets as of the end of the
                                             Partnership's fiscal quarter ended immediately prior to the incurrence of such Indebtedness and (ii) the increase in
                                             Total Assets since the end of such fiscal quarter, including any increase in Total Assets resulting from the incurrence of such additional Indebtedness (such increase, together with the Total Assets, is referred to as "Adjusted Total Assets").
                                             On a pro forma basis, after giving effect to the application of the net proceeds from the Offering, as described in "Use of
                                             Proceeds," such percentage would have been 43.8% of
                                             Adjusted Total Assets as of March 31, 1998.
                                             (2) The Partnership will not incur any Secured Indebtedness if, after giving effect thereto, the aggregate amount of all outstanding Secured Indebtedness is greater than 40% of
                                             the Partnership's Adjusted Total Assets. On a pro forma
                                             basis, after giving effect to the application of the net
                                             proceeds from the Offering as described in "Use of
                                             Proceeds," such percentage would have been 3.4% of
                                             Adjusted Total Assets as of March 31, 1998.
                                             (3) The Partnership will not incur any Indebtedness if the
                                             Consolidated Income Available for Debt Service for the four consecutive fiscal quarters most recently ended prior to the date of the incurrence of such Indebtedness, on a pro forma basis, would be less than 1.5 times the Annual Service
                                             Charge on all Indebtedness outstanding immediately after
                                             the incurrence of such additional Indebtedness.
                                             (4) The Partnership will maintain Total Unencumbered
                                             Assets of not less than 150% of the aggregate outstanding
                                             principal amount of Unsecured Indebtedness. After giving
                                             effect to the application of the net proceeds from the
                                             Offering as described in "Use of Proceeds," Total
                                             Unencumbered Assets would have been 232% of the
                                             aggregate outstanding principal amount of Unsecured
                                             Indebtedness as of March 31, 1998.

                                THE PARTNERSHIP

     The Partnership is engaged in the business of owning, managing, acquiring, developing and franchising self-storage facilities. At March 31, 1998, the Partnership owned 383 facilities containing 25.0 million net rentable square feet and managed for others 41 facilities containing an additional 2.5 million net rentable square feet in 31 states and the District of Columbia, making it the second largest operator of self-storage facilities in the United States. The facilities are located in or near major metropolitan areas, operate under the Storage USA name and offer low-cost, easily accessible and enclosed storage space for personal and business use. Average physical and economic occupancy for the facilities owned by the Partnership at March 31, 1998, were 84% and 77%, respectively. Average weighted annual rent per square foot for these facilities was $10.17.

     The Partnership is a fully integrated organization that has expertise in acquisition, development, construction and management of self-storage facilities and has approximately 1,500 employees. Its sole general partner is Storage USA, Inc. (the "Company"), which is a publicly-held, self-managed and self-advised real estate investment trust ("REIT"). The Company conducts all of its activities through the Partnership and its subsidiaries, and at March 31, 1998, it owned an approximate 89% interest in the Partnership.


                              RECENT DEVELOPMENTS

     From March 31, 1998 to June 30, 1998, the Company completed the acquisition of twelve self-storage facilities for approximately $36,809,000. These acquisitions were financed through operating cash flows and borrowings under the available lines of credit. The Company has also entered into various property acquisition contracts for 13 facilities with an aggregate cost of approximately $33,950,000. These acquisitions are subject to customary conditions to closing, including satisfactory due diligence, and most of the acquisitions should close during the third quarter. Should these contracts be terminated, the costs incurred by the Company would not be material.


                                USE OF PROCEEDS

     The net proceeds to the Partnership from the sale of the Securities offered hereby are expected to be approximately $198.6 million. The Partnership will use all of the net proceeds from the Offering to retire debt incurred to finance the acquisition of self-storage facilities under certain revolving credit facilities with a current weighted average effective annual interest rate of 6.72%, to acquire additional self-storage facilities and for general corporate purposes. Pending any such use, the net proceeds may be invested in short-term, income-producing investments. The offerings of the Notes and the Debentures are not contingent upon one another and, in the event the offering of only one of the tranches closes, the Partnership will use the net proceeds to repay outstanding debt incurred to finance the acquisition of self-storage facilities. In the event the offering of only one tranche closes, the Partnership believes that it will be able to meet its short-term financing needs.


                      RATIO OF EARNINGS TO FIXED CHARGES

     The Partnership's ratio of earnings to fixed charges for the quarter ended March 31, 1998, was 2.54 and for the year ended December 31, 1997, was 4.31. See "Ratios of Earnings to Fixed Charges" in the accompanying Prospectus. On a pro forma basis after giving effect to the sale of the Securities and the application of the net proceeds as described above, the Partnership's ratio of earnings to fixed charges for the quarter ended March 31, 1998, would have been
2.29 and for the year ended December 31, 1997, would have been 2.61 (in each case, assuming all acquisitions, borrowings and other fundings occurred at the beginning of the respective period).

                                CAPITALIZATION

     The following table sets forth the capitalization of the Partnership as of March 31, 1998, and as adjusted to give effect to the Offering and application of the net proceeds therefrom as described in "Use of Proceeds." The capitalization table should be read in conjunction with the consolidated financial statements of the Partnership incorporated by reference herein.



                                              As of March 31, 1998
                                           ---------------------------
                                            Actual (1)     As Adjusted
                                           ------------   ------------
                                                 (in thousands)
Debt:
 $150.0 million line of credit .........   $   65,000     $       --
 $40.0 million line of credit ..........       26,429             --
 Mortgage notes payable ................       50,758         50,758
 7.125% Notes due 2003 .................      100,000        100,000
 8.20% Notes due 2017 ..................      100,000        100,000
 7.00% Notes due 2007 ..................      100,000        100,000
 7.50% Debentures due 2027 .............      100,000        100,000
 6.95% Notes due 2006 ..................           --        100,000
 7.45% Debentures due 2018 .............           --        100,000
                                           ----------     ----------
  Total debt ...........................      542,187        650,758
Minority interest ......................        2,139          2,139
Partners' equity .......................      791,795        791,795
                                           ----------     ----------
Total capitalization ...................   $1,336,121     $1,446,692
                                           ==========     ==========

---------
(1) Does not include an additional $89.1 million borrowed under the lines of credit subsequent to March 31, 1998.


                           DESCRIPTION OF SECURITIES

     The following description of certain terms of the Securities sets forth certain terms and provisions of the Securities and the Indenture (as defined below) and is qualified in its entirety by reference to the terms and provisions of the Securities and the Indenture, which are incorporated herein by reference. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Securities and in the Indenture. The following description of the particular terms of the Securities offered hereby (which are deemed to be "Debt Securities" as defined in the accompanying Prospectus), and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus.


General

     The Securities are to be issued pursuant to an Indenture, dated as of November 1, 1996 (the "Indenture"), between the Partnership and The First National Bank of Chicago, as Trustee (the "Trustee"). The Notes and the Debentures will be limited to $100,000,000 each in aggregate principal amounts and will mature on July 1, 2006, and July 1, 2018, respectively. The Securities are redeemable at any time at the option of the Partnership, in whole or in part, at a redemption price equal to the sum of (i) the principal of the Securities being redeemed plus accrued interest to the redemption date and (ii) the Make-Whole Amount, if any. The Securities will not be entitled to the benefits of any sinking fund. The terms of the Securities include those provisions contained in the Securities and the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). The Securities are subject to all such terms, and holders of Securities are referred to the Securities, the Indenture and the TIA for a statement thereof. Copies of the Indenture and the form of the Securities are available for inspection at the office of the Trustee located at One First National Plaza, Suite 0126, Chicago, Illinois 60670 (the "Corporate Trust Office").

     The Securities will be direct, unsecured and unsubordinated obligations of the Partnership and will rank pari passu with each other and all other unsecured and unsubordinated indebtedness of the Partnership from time to time outstanding. However, the Securities will be effectively subordinated to mortgages and other secured indebtedness of the Partnership. As of March 31, 1998, the Partnership had outstanding $491.4 million of unsecured, unsubordinated debt and $50.8 million of secured debt and $1.3 billion in unencumbered assets. On a pro forma basis, after giving effect to the completion of the Offering, as of March 31, 1998, the Partnership would have had outstanding $600 million of unsecured, unsubordinated indebtedness, $50.8 million in secured indebtedness and $1.4 billion in unencumbered assets. Subject to certain limitations set forth in the Securities and in the Indenture described in the Prospectus under the caption "Description of Debt Securities -- Certain Covenants," the Indenture will permit the Partnership to incur additional indebtedness and additional secured indebtedness.

     The Securities will be issued only in fully registered, book-entry form, in denominations of $1,000 and integral multiples thereof, except under the limited circumstances described below under " -- Book-Entry System."

     Except as provided under "Description of Debt Securities -- Merger, Consolidation or Sale," "Description of Debt Securities -- Certain Covenants -- Existence," "Description of Debt Securities -- Events of Default" and "Description of Debt Securities -- Modification and Waiver" in the accompanying Prospectus, the Securities and the Indenture do not contain any other provisions that would afford Holders (as defined below) of the Securities protection in the event of (i) a highly leveraged or similar transaction involving the Partnership, the management of the Partnership or the Company, or any affiliate of either such party, (ii) a change of control or (iii) a reorganization, restructuring, merger or similar transaction involving the Partnership that may adversely affect the Holders of the Securities. The financial covenants of the Partnership described above would continue to apply, unless waived by Holders of the Securities, in the event of a highly leveraged or similar transaction involving the Partnership, management of the Partnership or the Company, or any affiliate of either such party. In addition, subject to the limitations set forth under "Description of Debt Securities -- Merger, Consolidation or Sale" in the accompanying Prospectus, the Partnership may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of the Partnership that would increase the amount of the Partnership's indebtedness or substantially reduce or eliminate the Partnership's assets, which may have an adverse effect on the Partnership's ability to service its indebtedness, including the Securities.

     The Partnership has no present intention of engaging in a highly leveraged or similar transaction involving the Partnership. In addition, certain provisions of Tennessee law and the Company's Amended Charter, including restrictions on ownership and transfers of the Company's stock designed to preserve its status as a REIT, may act to prevent or hinder any such transactions or a change of control.

     The Securities are not guaranteed by the Company.


Payment of Principal and Interest on the Securities

     Interest on the Securities will accrue at the rate set forth on the cover page of this Prospectus Supplement from July 1, 1998, or the most recent Interest Payment Date (as defined below) to which interest has been paid or provided for, and will be payable in U.S. Dollars semi-annually in arrears on January 1 and July 1 of each year (each, an "Interest Payment Date"), commencing January 1, 1999. The interest so payable will be paid to the person (the "Holder") in whose name the applicable Security is registered at the close of business on the December 15 or June 15, as the case may be (whether or not a Business Day, as defined below), next preceding the applicable Interest Payment Date (each, a "Regular Record Date"). The principal of each Note payable on the Maturity Date will be paid in U.S. Dollars against presentation and surrender thereof at the Corporate Trust Office of the Trustee located at 14 Wall Street, 8th Floor, Window 2, New York, New York 10005. Interest on the Securities will be computed on the basis of a 360-day year consisting of twelve 30-day months.


Maturity

     The Notes will mature on July 1, 2006, and the Debentures will mature on July 1, 2018 (each a "Maturity Date"). The Securities may be redeemed at the option of the Partnership at any time. See " -- Optional Redemption." The Securities will not be entitled to the benefit of any sinking fund.


Optional Redemption

     The Securities may be redeemed at any time at the option of the Partnership, in whole or in part from time to time, at a redemption price equal to the sum of (i) the principal amount of the Securities (or portion thereof) being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount (as defined below), if any, with respect to such Securities (or portion thereof) (the "Redemption Price").

     If notice has been given as provided in the Indenture and funds for the redemption of any Securities (or any portion thereof) called for redemption shall have been made available on the redemption date referred to in such notice, such Securities (or any portion thereof) will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of such Securities will be to receive payment of the Redemption Price.

     Notice of any optional redemption of any Securities (or any portion thereof) will be given to Holders at their addresses, as shown in the security register for such Securities, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Securities held by such Holder to be redeemed.

     The Partnership will notify the Trustee at least 60 days prior to giving notice of redemption (or such shorter period as is satisfactory to the Trustee) of the aggregate principal amount of such Securities to be redeemed and their redemption date. If less than all of the Securities are to be redeemed at the option of the Partnership, the Trustee shall select, in such manner as it shall deem fair and appropriate, such Securities to be redeemed in whole or in part.

     As used herein:

     "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Securities, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Securities being redeemed or paid.

     "Reinvestment Rate" means .25% as to the Notes and .25% as to the Debentures plus the arithmetic mean of the yields under the respective heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purpose of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

     "Statistical Release" means the statistical release designated "H.15
(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Partnership.


Satisfaction and Discharge of the Indenture

     The Indenture will, under certain circumstances upon the Partnership's request, cease to be of further effect with respect to the Securities, and the Trustee will execute proper instruments acknowledging satisfaction and discharge of its Indenture as to the Securities.


Book-Entry System

     The Notes and the Debentures each will be issued in the form of a single fully-registered Note in book-entry form (each, a "Global Note") that will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of DTC's nominee. Except as set forth below, the Global Notes may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.

     So long as DTC or its nominee is the registered owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole Holder of the Securities represented by such Global Note for all purposes under the Indenture and the beneficial owners of such Securities will be entitled only to those rights and benefits afforded to them in accordance with DTC's regular operating procedures. Upon specified written instructions of a Participant (as defined below), DTC will have its nominee assist Participants in the exercise of certain Holders' rights, such as a demand for acceleration or an instruction to the Trustee. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Securities registered in their names, will not receive or be entitled to receive physical delivery of Securities in certificated form and will not be considered the registered owners or Holders thereof under the Indenture.

     If with respect to either the Notes or the Debentures (i) DTC is at any time unwilling or unable to continue as depository or if at any time DTC ceases to be a clearing agency registered under the Exchange Act, and a successor depository is not appointed by the Partnership within 90 days, (ii) an Event of Default under the Indenture has occurred and is continuing and the beneficial owners representing a majority in principal amount of such Securities advise DTC to cease acting as depository or (iii) the Partnership, in its sole discretion, determines at any time that such Securities shall no longer be represented by a Global Note, the Partnership will issue individual Securities of the applicable amount and in certificated form in exchange for the Global Note representing such Securities. In any such instance, an owner of a beneficial interest in a Global Note representing such Securities will be entitled to physical delivery of individual Securities in certificated form of like tenor, equal in principal amount to such beneficial interest and to have such Securities in certificated form registered in its name. Securities so issued in certificated form will be issued in denominations of $1,000 or any integral multiple thereof, and will be issued in registered form only, without coupons.

     The following is based on information furnished by DTC:

      DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

      Purchases of Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Securities on DTC's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participant's records. A Beneficial Owner does not receive written confirmation from DTC of its purchase, but such Beneficial Owner is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in Securities are accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners do not receive certificates representing their ownership interests in the Securities, except in the event that use of the book-entry system for the Securities is discontinued.


      To facilitate subsequent transfers, each Global Note is registered in the name of DTC's partnership nominee, Cede & Co. The deposit of each Global Note with DTC and its registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts the Securities are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

      Delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Redemption notices shall be sent to DTC. If less than all of the Securities are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

      Neither DTC nor Cede & Co. will consent or vote with respect to the Securities. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Securities are credited on the record date (identified on a list attached to the Omnibus Proxy).

      Principal and interest payments on the Securities will be made by the Partnership to the Trustee and from the Trustee to Cede & Co., as nominee of DTC. DTC's practice is to credit Direct Participant's accounts, upon DTC's receipt of funds and corresponding detail information from the Partnership on the Trustee, on the payable date in accordance with their respective holdings as shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Trustee or the Partnership, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. is the responsibility of the Partnership or the Trustee, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

      DTC may discontinue providing its services as securities depository with respect to the Securities at any time by giving reasonable notice to the Partnership or the Trustee. Under such circumstances, in the event that a successor securities depository is not appointed, Note certificates are required to be printed and delivered.

      The Partnership may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Note certificates will be printed and delivered.

      The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Partnership believes to be reliable, but the Partnership takes no responsibility for the accuracy thereof.

     None of the Partnership, any of the Underwriters (as defined below) or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a Global Note, or for maintaining, supervising or reviewing any records relating to such beneficial interests.


Same-Day Settlement and Payment

     Settlement for the Securities will be made in immediately available funds. All payments of principal and interest in respect of the Securities will be made by the Partnership in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Securities will trade in DTC's Same-Day Funds Settlement System until maturity, or until such Securities are issued in certificated form, and secondary market trading activity in the Securities will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Securities.

                                 UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Partnership has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes and the Debentures set forth opposite its name below:



                                                   Principal      Principal
                                                   Amount of      Amount of
                  Underwriter                        Notes       Debentures
----------------------------------------------- -------------- --------------
   Goldman, Sachs & Co. .......................  $ 60,000,000   $ 60,000,000
   First Chicago Capital Markets, Inc. ........    20,000,000     20,000,000
   Morgan Stanley & Co. Incorporated ..........    20,000,000     20,000,000
                                                 ------------   ------------
    Total .....................................  $100,000,000   $100,000,000
                                                 ============   ============

     Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Notes or Debentures, if any are taken. The Notes and Debentures are being offered separately, and the offering of each is not conditional upon the other.


     The Underwriters propose to offer the Securities in part directly to the public at the initial public offering prices set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of .375% and .500% of the principal amount of the Notes and the Debentures, respectively. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .250% of the principal amount of the Securities to certain brokers and dealers. After the Securities are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     In connection with the Offering, the Underwriters may purchase and sell the Securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Securities; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Securities than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect to the securities sold in the Offering may be reclaimed by the Underwriters if such Securities are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Securities, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time.

     The Securities are a new issue of securities with no established trading market. The Underwriters have advised the Partnership that they intend to make a market in the Securities but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Securities.

     The First National Bank of Chicago ("FNBC"), an affiliate of First Chicago Capital Markets, Inc. ("FCCM") and one of the Underwriters, is a participant in the Partnership's $150 million line of credit. FNBC will accordingly receive a portion of the net proceeds of the Securities offered hereby. FCCM is participating in this Offering on the same terms as the other Underwriters and will receive customary managing, underwriting and selling fees.

     In the ordinary course of their business, the Underwriters provide investment banking, advisory and other financial services to the Partnership, the Company and their affiliates for which they receive customary fees.

     The Partnership has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.


                            VALIDITY OF SECURITIES

     The validity of the Securities offered hereby will be passed upon for the Partnership by Hunton & Williams, Richmond, Virginia, and for the Underwriters by Sullivan & Cromwell, New York, New York, who will rely on the opinion of Hunton & Williams as to matters of Tennessee law.

                      (This Page Intentionally Left Blank)

PROSPECTUS
                                 $650,000,000

                               STORAGE USA, INC.
                      Preferred Stock, Depositary Shares,
                           Common Stock and Warrants
                                 $450,000,000

                            SUSA PARTNERSHIP, L.P.
                                Debt Securities
     Storage USA, Inc. (the "Company") may from time to time offer its (i) shares of Preferred Stock, $.01 par value ("Preferred Stock"), (ii) depositary shares representing entitlement to all rights and preferences of a fraction of a share of Preferred Stock of a specified series and represented by depositary receipts ("Depositary Shares"), (iii) shares of Common Stock, $.01 par value ("Common Stock"), and (iv) warrants exercisable for either Preferred Stock or Common Stock ("Warrants"), having an aggregate initial public offering price not to exceed $650,000,000, on terms to be determined at the time of offering.

     SUSA Partnership, L.P. (the "Partnership") may from time to time offer in one or more series unsecured, non-convertible debt securities ("Debt Securities") having an aggregate initial public offering price not to exceed $450,000,000, on terms to be determined at the time of offering. The Preferred Stock, the Depositary Shares, the Common Stock, the Warrants and the Debt Securities offered hereby (collectively, the "Offered Securities") may be offered, separately or as units with other Offered Securities, in separate series, in amounts, at prices and on terms to be determined at the time of sale and to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     The Debt Securities will be effectively subordinated to any secured indebtedness of the Partnership and any indebtedness of the Partnership's subsidiaries. At December 31, 1997, the Partnership and its subsidiaries had $42.8 million in secured indebtedness outstanding. The Partnership's subsidiaries had no unsecured indebtedness outstanding at December 31, 1997. The Debt Securities will rank in pari passu with all other unsecured and unsubordinated indebtedness of the Partnership. Subject to certain limitations set forth in the indenture regarding the Debt Securities, the Partnership may incur additional secured or unsecured indebtedness. See "Description of Debt Securities -- Certain Covenants -- Limitations on Incurrence of Indebtedness." Except as described under "Description of Debt Securities Merger, Consolidation or Sale" or "Description of Debt Securities -- Certain Covenants" or as may be set forth in any Prospectus Supplement, the applicable indenture will not contain any provisions that would limit the ability of the Partnership or its subsidiaries to incur indebtedness or that would afford holders of the Debt Securities protection in the event of a significant transaction involving the Partnership that may adversely affect the holders of the Debt Securities.

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable, (i) in the case of Preferred Stock, the series designation and number of shares, the dividend, liquidation, redemption, conversion, voting and other rights, the initial public offering price and whether interests in the Preferred Stock will be represented by Depositary Shares; (ii) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each such Depositary Share; (iii) in the case of Common Stock, the number of shares and initial public offering price; (iv) in the case of Warrants, the specific title and aggregate number, the number of shares purchasable upon exercise of the Warrants, the issue price and the exercise price and in the case of Warrants for Preferred Stock, the designation, aggregate number and terms of the series of Preferred Stock purchasable upon exercise of such Warrants; (v) in the case of Debt Securities, the specific title, aggregate principal amount, form (which may be certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Partnership or repayment at the option of the holder, terms for sinking fund payments, covenants and any initial public offering price; and (vi) in the case of all Offered Securities, whether such Offered Securities will be offered separately or as a unit with other Offered Securities. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, concerning material United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered thereby.

     The Offered Securities may be offered directly, through agents designated from time to time by the Company or the Partnership or to or through underwriters or dealers. If any designated agents or any underwriters are involved in the sale of Offered Securities, they will be identified and their compensation will be described in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing such Offered Securities and the method and terms of the offering thereof.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
 OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               The date of this Prospectus is February 18, 1998.

                             AVAILABLE INFORMATION

     The Partnership and the Company, its general partner, are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, the Company and the Partnership file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by the Company and the Partnership with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its Regional Offices at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and Suite 1300, 7 World Trade Center, New York, New York 10048, can also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company and the Partnership and other registrants that have been filed electronically with the Commission. The address of such site is http://www.sec.gov.

     This Prospectus is part of a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules of the Commission. For further information, reference is made to the Registration Statement.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company (File No. 001-12910) and the Partnership (File No. 333-3344) with the Commission are incorporated herein by reference:

 (i) the Company's Annual Report on Form 10-K, for the year ended December 31, 1996, as amended by the Annual Report on Form 10-K/A-1, filed on April 3, 1997;

 (ii) the Company's Quarterly Reports on Form 10-Q, for the quarter ended March 31, 1997, for the quarter ended June 30, 1997, and for the quarter ended September 30, 1997;

 (iii) the Company's Current Report on Form 8-K filed on February 18, 1997, the Company's Current Report on Form 8-K/A filed on February 18, 1997, the Company's Current Report on Form 8-K filed March 14, 1997, the Company's Current Report on Form 8-K filed on March 27, 1997, the Company's Current Report on Form 8-K filed on May 28, 1997, the Company's Current Report on Form 8-K filed on May 30, 1997, the Company's Current Report on Form 8-K filed on September 17, 1997, the Company's Current Report on Form 8-K/A filed on October 6, 1997, the Company's Current Report on Form 8-K filed on November 21, 1997, and the Company's Current Reports on Form 8-K/A filed on November 25, 1997, and January 20, 1998;

 (iv) the Partnership's Annual Report on Form 10-K, for the year ended December 31, 1996, as amended by the Annual Report on Form 10-K/A-1, filed on April 3, 1997;

 (v) the Partnership's Quarterly Reports on Form 10-Q, for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

 (vi) the Partnership's Current Report on Form 8-K filed on February 18, 1997, the Partnership's Current Report on Form 8-K/A filed on February 18, 1997, the Partnership's Current Report on Form 8-K/A filed on February 28, 1997, the Partnership's Current Report on Form 8-K filed on May 28, 1997, the Partnership's Current Report on Form 8-K filed on May 30, 1997, the Partnership's Current Report on Form 8-K filed on September 17, 1997, the Partnership's Current Report on Form 8-K/A filed on October 8, 1997, the Partnership's Current Report on Form 8-K filed on November 21, 1997, the Partnership's Current Report on Form 8-K/A filed on November 25, 1997, the Partnership's Current Report on Form 8-K filed on December 8, 1997, and the Partnership's Current Report on Form 8-K/A filed on January 20, 1998; and

(vii) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A dated March 15, 1994.

     All documents filed by the Company and the Partnership pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of all of the Offered Securities shall be deemed to be incorporated by reference herein. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any accompanying Prospectus Supplement relating to a specific offering of Offered Securities or in any other subsequently filed document, as the case may be, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement.

     The Company and the Partnership will provide on request and without charge to each person to whom this Prospectus is delivered a copy (without exhibits) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed to Storage USA, Inc., 165 Madison Avenue, Suite 1300, Memphis, Tennessee 38103, Attention: Secretary (telephone
(901) 252-2000).


                        THE COMPANY AND THE PARTNERSHIP

     The Company is a self-managed, self-advised real estate investment trust ("REIT") engaged in the business of owning, managing, acquiring, developing and franchising self-storage facilities. The Company operates through the Partnership, in which it is the sole general partner and in which it owned an approximately 90.7% partnership interest as of December 31, 1997. The description of business, property information, policies with respect to certain activities and management information for the Partnership are substantially identical to that of the Company. Such information may be found in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended.

     At December 31, 1997, the Company, through the Partnership, owned 360 facilities containing 23.5 million net rentable square feet in 31 states and the District of Columbia and managed for others 32 facilities containing an additional 2.0 million net rentable square feet. Average physical and economic occupancy for the facilities owned by the Partnership at December 31, 1997, were 84% and 76%, respectively. Average weighted annual rent per square foot for these facilities was $9.90. At December 31, 1997, the Company, through the Partnership, had under construction or in development approximately 2.0 million net rentable square feet contained in 21 new facilities and in expansions to 18 existing facilities.

     The Company is a Tennessee corporation and the Partnership is a Tennessee limited partnership. Their executive offices are located at 165 Madison Avenue, Memphis, Tennessee 38103 and their telephone number is 901-252-2000.


                                USE OF PROCEEDS

     The Company will contribute the net proceeds of any sale of Preferred Stock, Depository Shares, Common Stock or Warrants to the Partnership in exchange for additional units of general or limited partnership interest. Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of any Offered Securities will be used by the Partnership for general purposes, which may include repayment of indebtedness, making improvements to properties and the acquisition and development of additional properties.


                      RATIOS OF EARNINGS TO FIXED CHARGES

     The Company's ratio of earnings to fixed charges for the nine months ended September 30, 1997, was 4.39 and the Partnership's ratio of earnings to fixed charges for the nine months ended September 30, 1997, was 4.68. The Company's ratios of earnings for the years ended December 31, 1996 and 1995, were 5.45 and 7.45, respectively, and the Partnership's ratios of earnings to fixed charges were 5.73 and 7.73, respectively for the same periods.

     The Company completed its initial public offering and commenced business as a REIT on March 24, 1994. For the period January 1, 1994, through March 23, 1994, fixed charges of the Company exceeded its earnings by $165,000. The Company's ratio of earnings to fixed charges for the period March 24, 1994, to December 31, 1994, was 9.18 and the Company's pro forma ratio of earnings to fixed charges for the year ended December 31, 1994, was 8.54. For the period January 1, 1994, through March 23, 1994, fixed charges of the Partnership exceeded its earnings by $165,000. The Partnership's ratio of earnings to fixed charges for the period March 24, 1994, to December 31, 1994, was 9.38 and the Partnership's pro forma ratio of earnings to fixed charges for the year ended December 31, 1994, was 8.63.

     The pro forma results of operations from which the ratio of earnings to fixed charges for 1994 is calculated reflect the Company's and the Partnership's annual results of operations and assume that the Company's initial public offering and related transactions, including the contribution of the net proceeds from such offering to the Partnership, were completed on January 1, 1994. The Company's ratio of earnings to fixed charges for the year ended December 31, 1993, was 1.10. For the year ending December 31, 1992, fixed charges exceeded earnings by $3.0 million.

     The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For purposes of computing these ratios, earnings consist of income before extraordinary items plus fixed charges other than capitalized interest, and fixed charges consist of interest on borrowed funds (including capitalized interest) and amortization of debt discount and expense. To date, the Company and the Partnership have not issued any preferred equity interests; therefore, the ratios of earnings to combined fixed charges and preferred share dividends are the same as the ratios of earnings to fixed charges.


                         DESCRIPTION OF CAPITAL STOCK

General

     The Company is authorized to issue 150,000,000 shares of Common Stock, $.01 par value, and 5,000,000 shares of Preferred Stock, $.01 par value. At December 31, 1997, there were 27,634,790 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

     The following information with respect to the capital stock of the Company is subject to the detailed provisions of the Company's Amended Charter (the "Charter") and Amended and Restated Bylaws (the "Bylaws"), as currently in effect. These statements do not purport to be complete, or to give full effect to the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Charter and Bylaws, which are incorporated by reference herein.


Common Stock

     The holders of Common Stock are entitled to one vote per share on all matters voted on by shareholders, including elections of directors. Except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock, the holders of such shares of Common Stock exclusively possess all voting power. The Charter does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such distributions as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. All shares of Common Stock issued will be fully paid and nonassessable, and the holders thereof will not have preemptive rights.

     The Transfer Agent for the Common Stock is First Union National Bank of North Carolina, Charlotte, North Carolina. The Common Stock is traded on the NYSE under the symbol "SUS." The Company will apply to the NYSE to list the additional shares of Common Stock to be sold pursuant to any Prospectus Supplement, and the Company anticipates that such shares will be so listed.


Preferred Stock

     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which a Prospectus Supplement may relate. Specific terms of any series of Preferred Stock offered by a Prospectus Supplement will be described in that Prospectus Supplement. The description set forth below is subject to and qualified in its entirety by reference to the Articles of Amendment to the Charter fixing the preferences, limitations and relative rights of a particular series of Preferred Stock.

     General. Under the Charter, the Board of Directors of the Company is authorized, without further shareholder action, to provide for the issuance of up to 5,000,000 shares of Preferred Stock, in such series, with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or other provisions, as may be fixed by the Board of Directors.

     The Preferred Stock will have the dividend, liquidation, redemption, conversion and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of Preferred Stock.

Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including: (i) the title and liquidation preference per share of such Preferred Stock and the number of shares offered; (ii) the price at which such series will be issued;
(iii) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to accumulate; (iv) any redemption or sinking fund provisions of such series; (v) any conversion provisions of such series; and (vi) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of such series.

     The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each series will rank on a parity as to dividends and distributions in the event of a liquidation with each other series of Preferred Stock and, in all cases, will be senior to the Common Stock.

     Dividend Rights. Holders of Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of Preferred Stock. Such rate may be fixed or variable or both and may be cumulative, noncumulative or partially cumulative.

     If the applicable Prospectus Supplement so provides, as long as any shares of Preferred Stock are outstanding, no dividends will be declared or paid or any distributions be made on the Common Stock, other than a dividend payable in Common Stock, unless the accrued dividends on each series of Preferred Stock have been fully paid or declared and set apart for payment and the Company shall have set apart all amounts, if any, required to be set apart for all sinking funds, if any, for each series of Preferred Stock.

     If the applicable Prospectus Supplement so provides, when dividends are not paid in full upon any series of Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with such series of Preferred Stock, all dividends declared upon such series of Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends will be declared pro rata so that the amount of dividends declared per share on such series of Preferred Stock and such other series will in all cases bear to each other the same ratio that accrued dividends per share on such series of Preferred Stock and such other series bear to each other.

     Each series of Preferred Stock will be entitled to dividends as described in the Prospectus Supplement relating to such series, which may be based upon one or more methods of determination. Different series of Preferred Stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Except as provided in the applicable Prospectus Supplement, no series of Preferred Stock will be entitled to participate in the earnings or assets of the Company.

     Rights Upon Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to shareholders the amount stated or determined on the basis set forth in the Prospectus Supplement relating to such series, which may include accrued dividends, if such liquidation, dissolution or winding up is involuntary, or may equal the current redemption price per share (otherwise than for the sinking fund, if any, provided for such series) provided for such series set forth in such Prospectus Supplement, if such liquidation, dissolution or winding up is voluntary, and on such preferential basis as is set forth in such Prospectus Supplement. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to Preferred Stock of any series and any other shares of stock of the Company ranking as to any such distribution on a parity with such series of Preferred Stock are not paid in full, the holders of Preferred Stock of such series and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled or on such other basis as is set forth in the applicable Prospectus Supplement. The rights, if any, of the holders of any series of Preferred Stock to participate in the assets of the Company remaining after the holders of other series of Preferred Stock have been paid their respective specified liquidation preferences upon any liquidation, dissolution or winding up of the Company will be described in the Prospectus Supplement relating to such series.

     Redemption. A series of Preferred Stock may be redeemable, in whole or in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times, the redemption prices and for the types of consideration set forth in the Prospectus Supplement relating to such series. The Prospectus Supplement relating to a series of Preferred Stock which is subject to mandatory redemption shall specify the number of shares of such series that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid dividends thereon to the date of redemption.

     If, after giving notice of redemption to the holders of a series of Preferred Stock, the Company deposits with a designated bank funds sufficient to redeem such Preferred Stock, then from and after such deposit, all shares called for redemption will no longer be outstanding for any purpose, other than the right to receive the redemption price and the right to convert such shares into other classes of stock of the Company. The redemption price will be stated in the Prospectus Supplement relating to a particular series of Preferred Stock.

     Except as indicated in the applicable Prospectus Supplement, the Preferred Stock is not subject to any mandatory redemption at the option of the holder.

     Sinking Fund. The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, of a sinking fund for the purchase or redemption of that series.

     Conversion Rights. The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, on which shares of that series are convertible into shares of Common Stock or another series of Preferred Stock. The Preferred Stock will have no preemptive rights.

     Voting Rights. Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, or except as expressly required by Tennessee law, a holder of Preferred Stock will not be entitled to vote. Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, in the event the Company issues full shares of any series of Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of Preferred Stock are entitled to vote.

     Under Tennessee law, the affirmative vote of the holders of a majority of the outstanding shares of all series of Preferred Stock entitled to vote, voting as a separate voting group, will be required for (i) the authorization of any class of stock ranking prior to or on a parity with Preferred Stock or the increase in the number of authorized shares of any such stock, (ii) any increase in the number of authorized shares of Preferred Stock and (iii) certain amendments to the Articles that may be adverse to the rights of Preferred Stock outstanding.

     Transfer Agent and Registrar. The transfer agent, registrar and dividend disbursement agent for a series of Preferred Stock will be selected by the Company and be described in the applicable Prospectus Supplement. The registrar for shares of Preferred Stock will send notices to shareholders of any meetings at which holders of Preferred Stock have the right to vote on any matter.


                       DESCRIPTION OF DEPOSITARY SHARES

General

     The Company may, at its option, elect to offer fractional shares of Preferred Stock, rather than full shares of Preferred Stock. In such event, the Company will issue to the public receipts for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock as described below.

     The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") between the Company and the depositary named in the applicable Prospectus Supplement (the "Depositary"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

     The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement ("Depositary Receipts"). Depositary Receipts will be distributed to those persons purchasing the fractional shares of Preferred Stock in accordance with the terms of the offering. If Depositary Shares are issued, copies of the forms of Deposit Agreement and Depositary Receipt will be incorporated by reference in the Registration Statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to such documents.

     Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense.


Dividends and Other Distributions

     The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the number of such Depositary Shares owned by such holders. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and the balance not so distributed shall be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Shares.

     In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     The Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of the Preferred Stock shall be made available to the holders of Depositary Shares.


Redemption of Depositary Shares

     If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing the shares of Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the money, securities or other property payable upon such redemption and any money, securities or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.


Voting the Preferred Stock

     Upon receipt of notice of any meeting at which the holders of Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary may abstain from voting shares of Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares representing such Preferred Stock.


Amendment and Termination of the Depositary Agreement

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares have been redeemed or
(ii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of Depositary Receipts.


Charges of Depositary

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges, including a fee for the withdrawal of shares of Preferred Stock upon surrender of Depositary Receipts, as are expressly provided in the Deposit Agreement to be for their accounts.


Miscellaneous

     The Depositary will forward to holders of Depository Receipts all reports and communications from the Company that are delivered to the Depositary and that the Company is required to furnish to holders of Preferred Stock.

     Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or upon information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.


Resignation and Removal of Depositary

     The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal.


Restrictions on Ownership

     In order to safeguard the Company against an inadvertent loss of REIT status, the Deposit Agreement will contain provisions restricting the ownership and transfer of Depositary Shares. Such restrictions will be described in the applicable Prospectus Supplement and will be referenced on the applicable Depositary Receipts.


                            DESCRIPTION OF WARRANTS

     The Company may issue Warrants for the purchase of Preferred Stock ("Preferred Stock Warrants") or Common Stock ("Common Stock Warrants"). Warrants may be issued independently or together with any other Offered Securities offered by any Prospectus Supplement and may be attached to or separate from such Securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following summaries of certain provisions of the Warrant Agreement and the Warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Warrant Agreement and the Warrant certificates relating to each series of Warrants that will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Warrants.

     The applicable Prospectus Supplement will describe the terms of such Warrants, including the following where applicable: (i) the offering price;
(ii) the aggregate number of shares purchasable upon exercise of such Warrants, the exercise price, and in the case of Warrants for Preferred Stock, the designation, aggregate number and terms of the series of Preferred Stock purchasable upon exercise of such Warrants;
(iii) the designation and terms of any series of Preferred Stock with which such Warrants are being offered and the number of such Warrants being offered with such Preferred Stock; (iv) the date, if any, on and after which such Warrants and the related series of Preferred Stock or Common Stock will be transferable separately; (v) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire (the "Expiration Date"); (vi) any special United States federal income tax consequences; and (vii) any other material terms of such Warrants.

     Warrant certificates may be exchanged for new Warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer and may be exercised at the corporate trust office of the Warrant agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of any Warrants, holders of such Warrants will not have any rights of holders of such Preferred Stock or Common Stock, including the right to receive payments of dividends, if any, on such Preferred Stock or Common Stock, or to exercise any applicable right to vote.


Exercise of Warrants

     Each Warrant will entitle the holder thereof to purchase such number of shares of Preferred Stock or Common Stock, as the case may be, at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the offered Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Warrants will become void.

     Warrants may be exercised by delivering to the Warrant Agent payment as provided in the applicable Prospectus Supplement of the amount required to purchase the Preferred Stock or Common Stock, as the case may be, purchasable upon such exercise together with certain information set forth on the reverse side of the Warrant certificate. Warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt within five business days, of the Warrant certificate evidencing such Warrants. Upon receipt of such payment and the Warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Preferred Stock or Common Stock, as the case may be, purchasable upon such exercise. If fewer than all of the Warrants represented by such Warrant certificate are exercised, a new Warrant certificate will be issued for the remaining amount of Warrants.


Amendments and Supplements to Warrant Agreements

     The Warrant Agreements may be amended or supplemented without the consent of the holders of the Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Warrants and that do not adversely affect the interests of the holders of the Warrants.


Common Stock Warrant Adjustments

     Unless otherwise indicated in the applicable Prospectus Supplement, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant are subject to adjustment in certain events, including (i) payment of a dividend on the Common Stock payable in capital stock and stock splits, combinations or reclassification of the Common Stock; (ii) issuance to all holders of Common Stock of rights or warrants to subscribe for or purchase shares of Common Stock at less than their current market price (as defined in the Warrant Agreement for such series of Warrants); and (iii) certain distributions of evidences of indebtedness or assets (including securities but excluding cash dividends or distributions paid out of consolidated earnings or retained earnings or dividends payable other than in Common Stock) or of subscription rights and warrants (excluding those referred to above).

     No adjustment in the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant will be made for regular quarterly or other periodic or recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from consolidated earnings or retained earnings. No adjustment will be required unless such adjustment would require a change of at least 1% in the exercise price then in effect. Except as stated above, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock, or carrying the right or option to purchase or otherwise acquire the foregoing, in exchange for cash, other property or services.

     In the event of any (i) consolidation or merger of the Company with or into any entity (other than a consolidation or a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock); (ii) sale, transfer, lease or conveyance of all or substantially all of the assets of the Company; or (iii) reclassification, capital reorganization or change of the Common Stock (other than solely a change in par value or from par value to no par value), then any holder of a Common Stock Warrant will be entitled, on or after the occurrence of any such event, to receive on exercise of such Common Stock Warrant the kind and amount of shares of stock or other securities, cash or other property (or any combination thereof) that the holder would have received had such holder exercised such holder's Common Stock Warrant immediately prior to the occurrence of such event. If the consideration to be received upon exercise of the Common Stock Warrant following any such event consists of common stock of the surviving entity, then from and after the occurrence of such event, the exercise price of such Common Stock Warrant will be subject to the same anti-dilution and other adjustments described in the second preceding paragraph, applied as if such common stock were Common Stock.


                   RESTRICTIONS ON TRANSFER OF CAPITAL STOCK

     For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), shares of capital stock must be held by a minimum of 100 persons for at least 335 days in each taxable year or during a proportionate part of a shorter taxable year. In addition, at all times during the second half of each taxable year, no more than 50% in value of the shares of beneficial interest of the Company may be owned, directly or indirectly, by applying certain constructive ownership rules, by five or fewer individuals (the "5/50 Rule"). Because the Board of Directors believes it is essential for the Company to continue to qualify as a REIT, the Charter restricts the ownership and transfer of shares of capital stock (the "Ownership Limitation").


     The Ownership Limitation provides that, subject to certain exceptions specified in the Charter, no shareholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the outstanding shares of Common Stock or more than 9.8% of the outstanding shares of any series of Preferred Stock. Pursuant to a Strategic Alliance Agreement, dated as of March 19, 1996 (the "Strategic Alliance Agreement"), among the Company, Security Capital U.S. Realty and Security Capital Holdings, S.A. (Security Capital U.S. Realty and Security Capital Holdings, S.A. are collectively referred to herein as "Security Capital"), the Board of Directors of the Company proposed, and the shareholders approved, an amendment to the Charter that provides that Security Capital and its affiliates may beneficially own, in the aggregate, up to 37.5% of the common stock of the Company (the "Special Shareholder Limit"). The Ownership Limitation prevents any non-U.S. holder (other than Security Capital and its affiliates) from acquiring additional shares of the Company's capital stock if, as a result of such acquisition, the Company would fail to qualify as a "domesticallycontrolled" REIT (computed assuming that Security Capital owns the maximum percentage of the Company's capital stock that it is permitted to own under the Special Shareholder Limit). On November 5, 1997, the Company's Board of Directors granted Security Capital a waiver from the Special Shareholder Limit permitting Security Capital to acquire up to 42.5% of the Company's oustanding Common Stock.

     The Ownership Limitation also provides that if any holder of capital stock of the Company purports to transfer shares to a person or there is a change in the capital structure of the Company, and either the purported transfer or the change in capital structure would result in the Company failing to qualify as a REIT, or such transfer or the change in capital structure would cause the transferee to hold shares in excess of the applicable ownership limit, then the capital stock being transferred (or in the case of an event other than a transfer, the capital stock beneficially owned) that would cause one or more of the restrictions on ownership or transfer to be violated shall be automatically transferred to a trust for the benefit of a designated charitable beneficiary. The purported transferee of such shares shall have no right to receive dividends or other distributions with respect to such shares and shall have no right to vote such shares. Any dividends or other distributions paid to such purported transferee prior to the discovery by the Company that the shares have been transferred to a trust shall be paid upon demand to the trustee of the trust for the benefit of the charitable beneficiary. The trustee of the trust will have all rights to dividends with respect to shares of capital stock held in trust, which rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividends or distributions paid over to the trustee will be held in trust for the charitable beneficiary. The trustee shall designate a transferee of such stock so long as the ownership of such shares of stock by the transferee would not violate the restrictions on ownership or transfer. Upon the sale of such shares, the purported transferee shall receive the lesser of (A)(i) the price per share such purported transferee paid for the capital stock in the purported transfer that resulted in the transfer of shares of capital stock to the trust, or (ii) if the transfer or other event that resulted in the transfer of shares of capital stock to the trust was not a transaction in which the purported record transferee gave full value for such shares, a price per share equal to the market price on the date of the purported transfer or other event that resulted in the transfer of the shares to the trust, and (B) the price per share received by the trustee from the sale or other disposition of the shares held in the trust.

     The Board of Directors may grant an exemption for the Ownership Limitation to any person so requesting, so long as (A) the Board has determined that such exemption will not result in the Company being "closely held" within the meaning of Section 856(h) of the Code, and (B) such person provides to the Board such representations and undertakings as the Board may require.


                        DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities being offered and the extent to which such general provisions may apply will be described in a Prospectus Supplement relating to such Debt Securities.

     The Debt Securities will be issued under an indenture dated as of November 1, 1996, as amended or supplemented from time to time (the "Indenture"), between the Partnership and The First National Bank of Chicago, as trustee (the "Trustee"). The Indenture has been incorporated by reference to the Registration Statement of which this Prospectus is a part and is available for inspection at the corporate trust services office of the Trustee at One First National Plaza -- Suite 0126, Chicago, Illinois 60670 or as described above under "Available Information." The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to the Indenture and the Debt Securities to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

     Wherever particular Sections or defined terms of the Indenture are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated by reference herein or therein, as the case may be.


General

     The Debt Securities will be direct, unsecured obligations of the Partnership and will rank in pari passu with all other unsecured and unsubordinated indebtedness of the Partnership. The Debt Securities are non-convertible and will be effectively subordinated to any secured indebtedness of the Partnership and any indebtedness of the Partnership's subsidiaries. At least one nationally-recognized statistical rating organization will have assigned an investment grade rating to the Debt Securities at the time of sale. At December 31, 1997, the Partnership and its subsidiaries had $42.8 million in secured indebtedness outstanding. The Partnership's subsidiaries had no unsecured indebtedness outstanding at December 31, 1997. The Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company as sole general partner of the Partnership or as established in the Indenture or in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301).

     The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 610). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee (Section 609), and, except as otherwise indicated herein, any action described herein to be taken by a Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

     The applicable Prospectus Supplement will set forth the price or prices at which the Debt Securities to be offered will be issued and will describe the following terms of such Debt Securities: (i) the title of such Debt Securities;
(ii) any limit on the aggregate principal amount of such Debt Securities or the series of which they are a part; (iii) the Person to whom any interest on a Debt Security shall be payable, if other than the Person in whose name the Debt Security is registered; (iv) the date or dates on which the principal of any of such Debt Securities will be payable; (v) the rate or rates at which any of such Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Date for any such interest payable on any Interest Payment Date; (vi) the place or places where the principal of and any premium and interest on any of such Debt Securities will be payable; (vii) the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities may be redeemed, in whole or in part, at the option of the Partnership; (viii) the obligation, if any, of the Partnership to redeem or purchase any of such Debt Securities pursuant to any sinking fund or analogous provision or at the option of the Holder thereof, and the period or periods within which, the price or prices at which, and the terms and conditions on which, any of such Debt Securities will be redeemed or purchased, in whole or in part, pursuant to any such obligation; (ix) the denominations in which any of such Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (x) if the amount of principal of or any premium or interest on any of such Debt Securities may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined;
(xi) if other than the entire principal amount thereof, the portion of the principal amount of any of such Debt Securities which will be payable upon declaration of acceleration of the Maturity thereof; (xii) if the principal amount payable at the Stated Maturity of any of such Debt Securities will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any Maturity other than the Stated Maturity or which will be deemed to be Outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined); (xiii) if applicable, that such Debt Securities, in whole or any specified part, are defeasible pursuant to the provisions of the Indenture described under " -- Defeasance and Covenant Defeasance -- Defeasance and Discharge" or " -- Defeasance and Covenant Defeasance -- Covenant Defeasance," or under both such captions; (xiv) whether any of such Debt Securities will be issuable in whole or in part in the form of one or more Global Debt Securities and, if so, the respective Depositaries for such Global Debt Securities, the form of any legend or legends to be borne by any such Global Debt Security in addition to or in lieu of the legend referred to under " -- Form, Exchange and Transfer -- Global Debt Securities" and, if different from those described under such caption, any circumstances under which any such Global Debt Security may be exchanged in whole or in part for Debt Securities registered, and any transfer of such Global Debt Security in whole or in part may be registered, in the names of Persons other than the Depositary for such Global Debt Security or its nominee;
(xv) any addition to or change in the Events of Default applicable to any of such Debt Securities and any change in the right of the Trustee or the Holders thereof to declare the principal amount of any of such Debt Securities due and payable; (xvi) any addition to or change in the covenants in the Indenture described under " -- Certain Covenants" applicable to any of such Debt Securities; and (xvii) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture. (Section 301)

     Debt Securities, including Original Issue Discount Debt Securities, may be sold at a substantial discount below their principal amount. Certain special United States federal income tax considerations (if any) applicable to Debt Securities sold at an original issue discount may be described in the applicable Prospectus Supplement.

     Except as described under " -- Merger, Consolidation or Sale" or " -- Certain Covenants" or as may be set forth in any Prospectus Supplement, the Indenture does not contain any provisions that would limit the ability of the Partnership to incur indebtedness or that would afford holders of the Debt Securities protection in the event of (i) a highly leveraged or similar transaction involving the Partnership, the management of the Partnership or any affiliate of any such party, (ii) a change of control or (iii) a reorganization, restructuring, merger or similar transaction involving the Partnership that may adversely affect the holders of the Debt Securities. In addition, subject to the limitations set forth under " -- Merger, Consolidation or Sale," the Partnership may, in the future, enter into certain transactions, such as the sale of all or substantially all of its assets or the merger or consolidation of the Partnership, that would increase the amount of the Partnership's indebtedness or substantially reduce or eliminate the Partnership's assets, which may have an adverse effect on the Partnership's ability to service its indebtedness, including the Debt Securities. However, restrictions on ownership and transfers of the Company's Common Stock designed to preserve its status as a REIT may act to prevent or hinder a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.


Denominations, Registration and Transfer

     The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable Prospectus Supplement, only in denominations of $1,000 and integral multiples thereof. (Section 302)

     At the option of the Holder, subject to the terms of the Indenture and the limitations applicable to Global Debt Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount. (Section 305)

     Subject to the terms of the Indenture and the limitations applicable to Global Debt Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by the Partnership for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Partnership may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Partnership has appointed the Trustee as Security Registrar. Any transfer agent (in addition to the Security Registrar) initially designated by the Partnership for any Debt Securities will be named in the applicable Prospectus Supplement. (Section 305) The Partnership may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Partnership will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series. (Section 1002)

     If the Debt Securities of any series (or of any series and specified terms) are to be redeemed in part, the Partnership will not be required to (i) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified terms, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing, (ii) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part or (iii) to issue, register the transfer of or exchange any Debt Security that has been surrendered for payment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid. (Section 305)


Global Debt Securities

     Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more Global Debt Securities which will have an aggregate principal amount equal to that of the Debt Securities represented thereby. Each Global Debt Security will be registered in the name of a Depositary or a nominee thereof identified in the applicable Prospectus Supplement, will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the Indenture. (Section 305)

     Notwithstanding any provision of the Indenture or any Debt Security described herein, no Global Debt Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Debt Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Debt Security or any nominee of such Depositary unless (i) the Depositary has notified the Partnership that it is unwilling or unable to continue as Depositary for such Global Debt Security or has ceased to be qualified to act as such as required by the Indenture, (ii) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities represented by such Global Debt Security or (iii) there shall exist such circumstances, if any, in addition to or in lieu of those described above as may be described in the applicable Prospectus Supplement (Section 305). All securities issued in exchange for a Global Debt Security or any portion thereof will be registered in such names as the Depositary may direct. (Sections 204 and 305)

     As long as the Depositary, or its nominee, is the registered Holder of a Global Debt Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Debt Security and the Debt Securities represented thereby for all purposes under the Debt Securities and the Indenture (Section 308). Except in the limited circumstances referred to above, owners of beneficial interests in a Global Debt Security will not be entitled to have such Global Debt Security or any Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange therefor and will not be considered to be the owners or Holders of such Global Debt Security or any Debt Securities represented thereby for any purpose under the Debt Securities or the Indenture. All payments of principal of and any premium and interest on a Global Debt Security will be made to the Depositary or its nominee, as the case may be, as the Holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Debt Security.

     Ownership of beneficial interests in a Global Debt Security will be limited to institutions that have accounts with the Depositary or its nominee ("participants") and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Debt Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Debt Security to the accounts of its participants. Ownership of beneficial interests in a Global Debt Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and others matters relating to beneficial interests in a Global Debt Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of the Partnership, the Trustee or any agent of the Partnership or the Trustee will have any responsibility or liability for any aspect of the Depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a Global Debt Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     Secondary trading in notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, beneficial interests in a Global Debt Security, in some cases, may trade in the Depositary's same-day funds settlement system, in which secondary market trading activity in those beneficial interests would be required by the Depositary to settle in immediately available funds. The Partnership cannot predict the effect, if any, that settlement in immediately available funds would have on trading activity in such beneficial interests. Also, settlement for purchases of beneficial interests in a Global Debt Security upon the original issuance thereof may be required to be made in immediately available funds.


Payment and Paying Agents

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307)

     Unless otherwise indicated in the applicable Prospectus Supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as the Partnership may designate for such purpose from time to time, except that at the option of the Partnership payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable Prospectus Supplement, the corporate trust office of the Trustee in the City of New York will be designated as the Partnership's sole Paying Agent for payments with respect to Debt Securities of each series. Any other Paying Agents initially designated by the Partnership for the Debt Securities of a particular series will be named in the applicable Prospectus Supplement. The Partnership may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Partnership will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series. (Section 1002)

     All moneys paid by the Partnership to a Paying Agent for the payment of the principal of, or any premium or interest on, any Debt Security that remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Partnership, and the Holder of such Debt Security thereafter may look only to the Partnership for payment thereof. (Section 1003)

     Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the holder on the applicable regular record date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable supplement (Section 307).


Merger, Consolidation or Sale

     The Partnership may not consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person (a "successor Person"), and may not permit any Person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, the Partnership, unless (i) the successor Person (if any) is a corporation, partnership or trust organized and validly existing under the laws of any domestic jurisdiction and assumes, by a supplemental indenture, the Partnership's obligations on the Debt Securities and under the Indenture, (ii) immediately after giving effect to the transaction, and treating any indebtedness which becomes an obligation of the Partnership or any Subsidiary as a result of the transaction as having been incurred by it at the time of the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing and (iii) certain other conditions are met. (Section 801)


Certain Covenants

     Existence. Except as permitted under " -- Merger, Consolidation or Sale," the Partnership will be required to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights and franchises; provided, however, that the Partnership shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the holders of the Debt Securities (Section 1005).

     Maintenance of Properties. The Partnership will be required to cause all properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and to cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Partnership may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Partnership shall not be prevented from discontinuing the operation or maintenance of any of its properties if such discontinuance is, in the judgment of the Partnership, desirable in the conduct of its business or the business of any Subsidiary and not disadvantageous in any material respect to the Holders. (Section 1006).

     Insurance. The Partnership will be required to, and to cause each of its subsidiaries to, keep all of its insurable properties insured against loss or damage with insurers of recognized responsibility in commercially reasonable amounts and types (Section 1008).

     Payment of Taxes and Other Claims. The Partnership will be required to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon the Partnership or any subsidiary or upon the income, profits or property of the Partnership or any subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Partnership or any subsidiary; provided, however, that the Partnership shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings. (Section 1007).

     Provision of Financial Information. Whether or not the Partnership is subject to Section 13 or Section 15(d) of the Exchange Act and for so long as any Debt Securities are outstanding, the Partnership will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Partnership would have been required to file with the Commission pursuant to such Section 13 or Section 15(d) (the "Financial Statements") if the Partnership were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Partnership would have been required so to file such documents if the Partnership were so subject. The Partnership will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all holders of Debt Securities whose names appear in the security register for such Debt Securities (the "Holders"), as their names and addresses appear in the security register for such Debt Securities, without cost to such Holders, copies of the annual reports and quarterly reports which the Partnership would have been required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act if the Partnership were subject to such Sections and (ii) file with any Trustee copies of the annual reports, quarterly reports and other documents which the Partnership would have been required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act if the Partnership were subject to such Sections and (y) if filing such documents by the Partnership with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder. (Section 1010).

     Limitations on Incurrence of Indebtedness. The Partnership will not, and will not permit any Subsidiary to, incur any Indebtedness (as defined below), other than inter-company debt representing Indebtedness to which the only parties are the Company, the Partnership and any of their Subsidiaries (but only so long as such Indebtedness is held solely by any of the Company, the Partnership and any Subsidiary) that is subordinate in right of payment to Outstanding Debt Securities if, immediately after giving effect to the incurrence of such additional Indebtedness, the aggregate principal amount of all outstanding Indebtedness of the Partnership and its Subsidiaries on a consolidated basis is greater than 60% of the sum of (i) Total Assets (as defined below) as of the end of the calendar quarter covered in the Partnership's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Trustee (or such reports of the Company if filed by the Partnership with the Trustee in lieu of filing its own reports) prior to the incurrence of such additional Indebtedness and (ii) the increase in Total Assets from the end of such quarter including, without limitation, any increase in Total Assets resulting from the incurrence of such additional Indebtedness (such increase, together with the Total Assets, is referred to as "Adjusted Total Assets"). (Section 1009)

     In addition to the foregoing limitation on the incurrence of Indebtedness, the Partnership will not, and will not permit any Subsidiary to, incur any Indebtedness if the ratio of Consolidated Income Available for Debt Service to the Annual Service Charge (in each case as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Indebtedness is to be incurred shall have been less than 1.5 to 1, on a pro forma basis, after giving effect to the incurrence of such Indebtedness and to the application of the proceeds therefrom and calculated on the assumption that (i) such Indebtedness and any other Indebtedness incurred by the Partnership or its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Indebtedness, had occurred at the beginning of such period, (ii) the repayment or retirement of any other Indebtedness by the Partnership or its Subsidiaries since the first day of such four-quarter period and had been incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such period), (iii) the income earned on any increase in Adjusted Total Assets since the end of such four-quarter period had been earned on an annualized basis, during such period, and (iv) in the case of any acquisition or disposition by the Partnership or any Subsidiary of any asset or group of assets since the first day of such four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment Indebtedness had occurred as of the first day of such period with appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation. (Section 1009)

     For purposes of the foregoing provisions regarding the limitation on the incurrence of Indebtedness, Indebtedness shall be deemed to be "incurred" by the Partnership or a Subsidiary whenever the Partnership and its Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof. (Section 1009)

     In addition to the foregoing limitations on the incurrence of indebtedness, the Partnership will not, and will not permit any Subsidiary to, incur any Secured Indebtedness of the Partnership or any Subsidiary if, immediately after giving effect to the incurrence of such additional Secured Indebtedness, the aggregate principal amount of all outstanding Secured Indebtedness of the Partnership and its Subsidiaries on a consolidated basis would be greater than 40% of Adjusted Total Assets. As used herein, "Secured Indebtedness" means indebtedness secured by any mortgage, trust, deed, deed of trust, deed to secure debt, security agreement, pledge, conditional sale or other title retention agreement, capitalized lease, or other like agreement granting or conveying security title to or a security interest in real property or other tangible assets.

     Maintenance of Total Unencumbered Assets. For so long as there are Outstanding any Debt Securities (other than Debt Securities that are not, by their terms, entitled to the benefit of this covenant), the Partnership is required to maintain Total Unencumbered Assets of not less than 150% of the aggregate outstanding principal amount of all outstanding Unsecured Indebtedness. (Section 1009)

     As used herein:

     "Annual Service Charge" as of any date means the maximum amount which is payable in any 12-month period from such date for interest and required amortization (including amounts payable to sinking funds or similar arrangements for the retirement of debt which matures serially, but excluding principal payable at final maturity of such debt) on Indebtedness of the Partnership and its Subsidiaries.

     "Consolidated Income Available For Debt Service" for any period means Consolidated Net Income plus amounts which have been deducted for (i) interest on Indebtedness of the Partnership and its Subsidiaries, (ii) provision for taxes of the Partnership and its Subsidiaries based on income, (iii) amortization of Indebtedness discount, (iv) provisions for gains and losses on properties, (v) depreciation and amortization, (vi) the effect of any noncash charge resulting from a change in accounting principles in determining Consolidated Net Income for such period, (vii) amortization of deferred charges and (viii) the effect of net income (or loss) of joint ventures in which the Partnership or any Subsidiary owns an interest to the extent not providing a source of, or requiring a use of, cash, respectively.

     "Consolidated Net Income" for any period means the amount of consolidated net income (or loss) of the Partnership and its Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Indebtedness" of the Partnership or any Subsidiary means any indebtedness of the Partnership or such Subsidiary, as applicable, whether or not contingent, in respect of (i) borrowed money evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness secured by a mortgage, pledge, lien, charge, encumbrance of any security interest existing on property owned by the Partnership or such Subsidiary, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance that constitutes an accrued expense or trade payable or (iv) any lease of property by the Partnership or such Subsidiary as lessee which is reflected in the Partnership's consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles, in the case of items of indebtedness under (i) through
(iii) above to the extent that any such items (other than letters of credit) would appear as a liability on the Partnership's consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation by the Partnership or such Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than the Partnership or any Subsidiary).

     "Subsidiary" means a corporation, partnership or limited liability company more than 50% of the outstanding voting stock, partnership interests or membership interests, as the case may be, of which is owned or controlled, directly or indirectly, by the Partnership or by one or more other Subsidiaries, or by the Partnership and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

     "Total Assets" as of any date means the sum of (i) Undepreciated Real Estate Assets and (ii) all other assets of the Partnership and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles (but excluding intangibles and accounts receivable).

     "Total Unencumbered Assets" means the sum of (i) those Undepreciated Real Estate Assets which have not been pledged, mortgaged or otherwise encumbered by the owner thereof to secure Indebtedness, excluding infrastructure assessment bonds and (ii) all other assets of the Partnership and its Subsidiaries determined in accordance with generally accepted accounting principles (but excluding intangibles and accounts receivable) which have not been pledged, mortgaged or otherwise encumbered by the owner thereof to secure Indebtedness.

     "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Partnership and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Unsecured Indebtedness" means Indebtedness which is (i) not subordinated to any other Indebtedness and (ii) not secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of the properties of the Partnership or any Subsidiary.

     Additional Covenants. Any additional or different covenants of the Partnership with respect to any series of Debt Securities will be set forth in the applicable Prospectus Supplement.


Events of Default

     Each of the following will constitute an Event of Default under the Indenture with respect to Debt Securities of any series: (i) failure to pay any interest on any Debt Securities of that series when due, that has continued for 30 days; (ii) failure to pay principal of or any premium on any Debt Security of that series when due; (iii) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (iv) failure to perform any other covenant of the Partnership in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series other than that series), that has continued for 60 days after written notice has been given by the Trustee, or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series, as provided in the Indenture; (v) failure to pay when due (subject to any applicable grace period) the principal of, or acceleration of, any indebtedness for money borrowed by the Partnership, if, in the case of any such failure, such indebtedness has not been discharged or, in the case of any such acceleration, such indebtedness has not been discharged or such acceleration has not been rescinded or annulled, in each case within 10 days after written notice has been given by the Trustee, or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series, as provided in the Indenture, if the aggregate outstanding principal amount of indebtedness under the instrument with respect to which such default or acceleration has occurred exceeds $10 million; (vi) certain events of bankruptcy, insolvency or reorganization of the Partnership or any Significant Subsidiary or any of their respective property; and (vii) any other event of default provided with respect to a particular series of Debt Securities. (Section 501)

     If an Event of Default (other than an Event of Default described in clause
(vi) above) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Debt Security or the principal amount of which is not then determinable, such portion of the principal amount of such Debt Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default described in clause (vi) above with respect to the Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Debt Security or other Debt Security, such specified amount) will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indenture. (Section 502) For information as to waiver of defaults, see " -- Modification and Waiver."

     Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

     No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such

Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section
507) However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security. (Section 508)

     Within 120 days after the close of each fiscal year, the Partnership will be required to furnish to the Trustee a statement by certain of the Company's officers as to whether the Partnership, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults. (Section 1004)


Modification and Waiver

     Modifications and amendments of the Indenture may be made by the Partnership and the Trustee with the consent of the Holders of a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (i) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (ii) reduce the principal amount of, or any premium or interest on, any Debt Security, (iii) reduce the amount of principal of an Original Issue Discount Debt Security or any other Debt Security payable upon acceleration of the Maturity thereof, (iv) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security, (v) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, (vi) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture, (vii) reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or (viii) modify such provisions with respect to modification and waiver. (Section 902)

     The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive compliance by the Partnership with certain restrictive provisions of the Indenture. (Section 1011) The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture that cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series affected. (Section 513)

     The Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under the Indenture as of any date (i) the principal amount of an Original Issue Discount Debt Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date and (ii) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security. Certain Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1302, will not be deemed to be Outstanding. (Section 101)

     Except in certain limited circumstances, the Partnership will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Debt Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as may be specified by the Partnership (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104)

     Modifications and amendments of the Indenture may be made by the Partnership and the Trustee without the consent of any holders of Debt Securities for any of the following purposes: (i) to evidence the succession of another person to the Partnership and the assumption by such successor of the covenants of the Partnership in the Indenture and the Debt Securities; (ii) to add to the covenants of the Partnership for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Partnership in the Indenture; (iii) to add events of default for the benefit of the holders of all or any series of Debt Securities; (iv) to add to or change any provisions of the Indenture as necessary to permit or facilitate the issuance of Debt Securities in uncertificated form; (v) to add to, change or eliminate any of the provisions of the Indenture with respect to one or more series of Debt Securities, so long as the changes (A) do not (1) apply to any Debt Securities of any series created prior to such modification or amendment and entitled to the benefit of such provision or (2) modify the rights of the holder of any such Debt Security with respect to such provision, or (B) will only become effective when there is no such Debt Security Outstanding; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series as permitted in the Indenture; or (viii) to provide for the acceptance of appointment by a successor Trustee. (Section 901)


Defeasance and Covenant Defeasance

     If and to the extent indicated in the applicable Prospectus Supplement, the Partnership may elect, at its option at any time, to have the provisions of
Section 1302 of the Indenture, relating to defeasance and discharge of indebtedness, or Section 1303, relating to defeasance of certain restrictive covenants in the Indenture, applied to the Debt Securities of any series, or to any specified part of a series. (Section 1301)

     Defeasance and Discharge. The Indenture provides that, upon the Partnership's exercise of its option (if any) to have Section 1302 applied to any Debt Securities, the Partnership will be discharged from all its obligations with respect to such Debt Securities (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things, the Partnership has delivered to the Trustee an Opinion of Counsel to the effect that the Partnership has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (Sections 1302 and 1304)

     Defeasance of Certain Covenants. The Indenture provides that, upon the Partnership's exercise of its option (if any) to have Section 1303 applied to any Debt Securities, the Partnership may omit to comply with certain restrictive covenants, including those described under "Certain Covenants," in the last sentence under "Merger, Consolidation or Sale" and any that may be described in the applicable Prospectus Supplement, and the occurrence of certain Events of Default, which are described above in clause (iv) (with respect to such restrictive covenants) and clauses (v) and (vii) under "Events of Default" and any that may be described in the applicable Prospectus Supplement, will be deemed not to be or result in an Event of Default, in each case with respect to such Debt Securities. The Partnership, in order to exercise such option, will be required to deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. The Partnership will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event the Partnership exercised this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, the Partnership would remain liable for such payments. (Sections 1303 and 1304) "U.S. Government Obligations" means securities which are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as a agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian of the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt. (Section 1304)


Notices

     Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and 106)


Title

     The Partnership, the Trustee and any agent of the Partnership or the Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner thereof (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308)


No Conversion Rights

     The Debt Securities will not be convertible into or exchangeable for any capital stock of the Company or equity interest in the Partnership.


                       FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of material federal income tax considerations that may be relevant to a prospective holder of the Offered Securities is based on current law, is for general information only, and is not tax advice. The discussion contained herein does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of investors (including insurance companies, tax exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

     The statements in this discussion are based on current provisions of the Code, existing, temporary and currently proposed Treasury regulations promulgated under the Code (the "Treasury Regulations"), the legislative history of the Code, existing administrative rulings and practices of the Internal Revenue Service (the "Service"), and judicial decisions. No assurance can be given that future legislative, judicial or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this Prospectus with respect to the transactions entered into or contemplated prior to the effective date of such changes.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP AND SALE OF THE OFFERED SECURITIES AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of the Company

     The Company made an election to be taxed as a REIT under sections 856 through 860 of the Code, effective for its taxable year ended December 31, 1994. The Company believes that, commencing with such taxable year, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that the Company will operate in a manner so as to qualify or remain qualified as a REIT.

     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT. The discussion is qualified in its entirety by the applicable Code provisions, Treasury Regulations and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retrospectively.

     If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax on its net income that is distributed currently to its shareholders. That treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and shareholder levels) that generally results from an investment in a corporation. However, the Company will be subject to federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its undistributed items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to the gross income attributable to the greater of the amounts by which the Company fails the 75% and 95% gross income tests, multiplied by a fraction intended to reflect the Company's profitablity. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. For taxable years after 1997, the Company may elect to retain and pay income tax on its net capital gain. Any such retained amounts will be treated as distributed for purposes of the 4% excise tax. Seventh, if the Company acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then to the extent of such asset's "built-in gain" (i.e., the excess of the fair market value of such asset at the time of acquisition by the Company over the adjusted basis in such asset at such time), the Company will be subject to tax at the highest regular corporate rate applicable (as provided in Treasury Regulations that have not yet been promulgated). The results described above with respect to the recognition of "built-in gain" assume that the Company would make an election pursuant to IRS Notice 88-19 if it were to make any such acquisition.


Requirements for Qualification

     The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for sections 856 through 860 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year (the "5/50 Rule");
(vii) that makes an election to be a REIT (or has made such election for a previous taxable year) and satisfies all relevant filing and other administrative requirements established by the Service that must be met in order to elect and to maintain REIT status; (viii) that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Code and Treasury Regulations; and (ix) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (v) and (vi) will not apply until after the first taxable year for which an election is made by the Company to be taxed as a REIT. The Company believes that it has issued sufficient shares of Common Stock with sufficient diversity of ownership to allow it to satisfy requirements (v) and
(vi). In addition, the Company's Charter provides for restrictions regarding transfer of the Common Stock that are intended to assist the Company in continuing to satisfy the stock ownership requirements described in (v) and
(vi) above. Such transfer restrictions are described above under "Restrictions on Transfer of Capital Stock."

     For purposes of determining stock ownership under the 5/50 Rule, a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. A trust that is a qualified trust under Code section 401(a), however, generally is not considered an individual and the beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of the 5/50 Rule.

     The Company currently has one direct corporate subsidiary, Storage USA Trust, a Maryland real estate investment trust (the "Trust"), and may have additional corporate subsidiaries in the future. Code section 856(i) provides that a corporation that is a "qualified REIT subsidiary" is not treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT. For taxable years after 1997, a "qualified REIT subsidiary" is a corporation, all of the capital stock of which is held by the REIT. Thus, in applying the requirements described herein, any qualified REIT subsidiaries of the Company are ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries are treated as assets, liabilities, and items of income, deduction, and credit of the Company. The Trust is a qualified REIT subsidiary. The Trust, therefore, is not subject to federal corporate income taxation, although it may be subject to state and local taxation.

     In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT is deemed to own its proportionate share of the assets of the partnership and is deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of section 856 of the Code, including satisfying the gross income and asset tests described below. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Partnership and the subsidiary partnerships of the Partnership (each, a "Subsidiary Partnership"), are treated as assets and gross income of the Company for purposes of applying the requirements described herein.


Income Tests

     In order for the Company to maintain its qualification as a REIT, for taxable years after 1997, there are two requirements relating to the Company's gross income that must be satisfied annually. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends, other types of interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

     Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" who is adequately compensated and from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are customarily furnished or rendered in connection with the rental of real property for occupancy only and are not otherwise considered "rendered to the occupant." In addition, in taxable years after 1997, the Company may provide noncustomary services other than through an "independent contractor" if the value of such services does not exceed 1% of the Company's gross income from the property where such services are provided. For that purpose, such services may not be valued at less than 150% of the Company's direct cost of providing the services.

     The Company, through the Partnership, derives the bulk of its revenues from rent from storage unit leases, additional first month rent and late charges attributable to such rents (collectively, the "Primary Revenues"). The Company derives additional revenues from ancillary services such as moving truck rental commissions, packing and shipping commissions, rent from leasing space utilized for sales of locks and packing supplies to SUSA Management, Inc., a Tennessee corporation ("Management"), 5% of whose voting stock and 94% of whose nonvoting stock (which together constitute 99% of the beneficial economic interest therein) are owned by the Partnership, rent from vehicle and boat storage leases (including additional first month rent and late charges attributable thereto), and similar items (collectively, the "Ancillary Revenues"). The Company also receives dividends from Management, Storage USA Franchise Corp., a Tennessee corporation ("Franchise"), and Storage USA Construction, Inc., a Tennessee corporation ("Construction"). The Partnership owns 100% of the nonvoting stock of each of Franchise and Construction, representing 97.5% of the beneficial economic interest of each of Franchise and Construction. The Company believes that, other than the late charges attributable to rent, which are treated as interest that qualifies for the 95% gross income test, but not the 75% gross income test, the Primary Revenues qualify as rents from real property and that dividends from Management, Franchise and Construction (the "Nonqualified Subsidiaries") are qualifying income for purposes of the 95% gross income test. Furthermore, the Company believes that the Ancillary Revenues and other types of potentially nonqualifying gross income earned by the Company in each taxable year are equal to, and will continue to be equal to, less than 5% of the Company's total gross income and, thus, that such items of income do not adversely affect the Company's qualification as a REIT.

     The Company does not receive any rent that is based on the income or profits of any person. In addition, other than with respect to its leasing arrangement with Management with respect to the sale of lock and packing supplies (the revenue from which the Company treats as nonqualifying income for purposes of the 75% and 95% gross income tests), the Company does not own, directly or indirectly, 10% or more of any tenant or receive any rent based on the income or profits of any tenant. Furthermore, the Company believes that any personal property leased in connection with its storage facilities is well within the 15% restriction. However, in order for the Primary Revenues to constitute "rents from real property," the Company must not provide services (other than services that qualify for the 1% de minimis exception) to its tenants that are not customarily furnished or rendered in connection with the rental of the self-storage units, other than through an independent contractor.


     The Company, through the Partnership and the Subsidiary Partnerships (each, a "Partnership") (which are not independent contractors), provides certain services with respect to the facilities. Such services include (i) common area services, such as cleaning and maintaining public entrances, exits, stairways, walkways, lobbies and rest rooms, removing snow and debris, collecting trash and painting the exteriors of the facilities and common areas,
(ii) providing general security for the facilities, (iii) cleaning and repairing of units at the facilities as tenants move in and out, (iv) at the request of the tenant, and without additional charge, accepting delivery of goods from carriers or unlocking a particular unit when goods are delivered to a facility (however, the Partnerships do not otherwise assist tenants in the storage or removal of goods or belongings from the units), (v) permitting tenants to use the facsimile machine at a facility for sending occasional local facsimiles without additional charge and for sending occasional long-distance facsimiles for a nominal charge, (vi) maintaining underground utilities and structural elements of the facilities, (vii) paying real and personal property taxes or the cost of replacing or refurbishing personal property with respect to real and personal property owned by a Partnership at a facility, (viii) for a fee, acting as an agent for moving truck rental companies for tenants of certain facilities and walk-in customers, (ix) for a fee, providing packing and shipping services to tenants of certain facilities and walk-in customers and
(x) at a few facilities, allowing tenants to use trucks owned by the Company or a Partnership to move their goods and belongings into and out of the units without additional charge. The Company believes that the services provided by the Partnerships are customarily furnished or rendered in connection with the rental of space for occupancy only by self-storage facilities in the geographic areas in which its facilities are located.

     The Company's investment, through the Partnerships, in the facilities in major part gives rise to rental income that is qualifying income for purposes of the 75% and 95% gross income tests. Gains on sales of the facilities (other than from prohibited transactions, as described below) or of the Company's interests in the Partnerships generally will be qualifying income for purposes of the 75% and 95% gross income tests. The Company anticipates that income on its other investments, including its indirect investments in the Nonqualified Subsidiaries, will not result in the Company failing the 75% or 95% gross income test for any year.

     The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

     The net income derived from any prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. The Company believes that no asset owned by the Company or a Partnership is held for sale to customers and that a sale of any such asset will not be in the ordinary course of business of the Company or a Partnership. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. Nevertheless, the Company and the Partnerships have complied, and will continue to comply, with the terms of safe-harbor provisions in the Code prescribing when asset sales will not be characterized as prohibited transactions. Complete assurance cannot be given, however, that the Company or the Partnerships can comply with the safe-harbor provisions of the Code or avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of a trade or business."

     It is possible that, from time to time, the Company or a Partnership will enter into hedging transactions with respect to one or more of its assets or liabilities. Any such hedging transactions could take a variety of forms, including interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. In taxable years after 1997, the extent that the Company or a Partnership enters into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or similar financial instrument to hedge the interest rate risk with respect to indebtedness incurred or to be incurred to acquire or carry real estate assets, any periodic income or gain from the disposition of such contract will be qualifying or to be incurred income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that the Company or a Partnership hedges with other types of financial instruments or in other situations, it may not be entirely clear how the income from those transactions will be treated for purposes of the gross income tests that apply to REITs under the Code. The Company intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. Those relief provisions generally will be available if (i) the Company's failure to meet such tests is due to reasonable cause and not due to willful neglect, (ii) the Company attaches a schedule of the sources of its income to its return and
(iii) any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of those relief provisions. As discussed above in "Federal Income Tax Considerations-Taxation of the Company," even if those relief provisions apply, a 100% tax would be imposed with respect to an amount equal to the gross income attributable to the greater of the amounts by which the Company fails the 75% and 95% income tests, multiplied by a fraction intended to reflect the Company's profitability.


Asset Tests

     The Company, at the close of each quarter of each taxable year, also must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by cash or cash items (including certain receivables), government securities, or "real estate assets," including, in cases where the Company raises new capital through stock or long-term (at least five-year) debt offerings, stock or debt instruments attributable to the temporary investment of such new capital during the one-year period following the Company's receipt of such capital. The term "real estate assets" also includes real property (including interests in real property and interests in mortgages on real property) and shares of other REITs. For purposes of the 75% asset test, the term "interest in real property" includes an interest of land or improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold of land or improvements thereon, and an option to acquire land or improvements thereon (or a leasehold of land or improvements thereon). Second, of the investments not included in the 75% asset class, the value of any one issuer's securities owned by the Company (other than its ownership interest in the Partnerships, the Trust and any other qualified REIT subsidiary) may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities (except for its ownership interest in the Partnerships, the Trust and any other qualified REIT subsidiary).

     The Partnership owns 5% of the voting stock and 94% of the nonvoting stock of Management (which together constitute 99% of the beneficial economic interest therein). In addition, the Partnership owns 100% of the nonvoting stock of each of Franchise and Construction, which represents 97.5% of the beneficial economic interest in each of Franchise and Construction. By virtue of its partnership interest in the Partnership, the Company is deemed to own its pro rata share of the assets of the Partnership, including the stock of the Nonqualified Subsidiaries held by the Partnership.

     The Company does not own more than 10% of the voting securities of any Nonqualified Subsidiary. In addition, based upon its analysis of the estimated value of the stock of each Nonqualified Subsidiary owned by the Company relative to the estimated value of the other assets owned by the Company, the Company believes that its pro rata share of the stock of each Nonqualified Subsidiary owned by the Partnership does not exceed 5% of the total value of the Company's assets. No independent appraisals have been obtained to support this conclusion. This 5% limitation must be satisfied at the end of each quarter in which the Company or the Partnership increases its interest in a Nonqualified Subsidiary (including as a result of the Company increasing its interest in the Partnership in connection with a stock offering or as limited partners of the Partnership exercise their rights to redeem their limited partnership interests). Although the Company plans to take steps to ensure that it satisfies the 5% asset test for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful or will not require a reduction in the Partnership's overall interest in a Nonqualified Subsidiary. The Company does not expect to own securities of any other issuer in excess of the restrictions set forth above.

     If the Company should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause it to lose its REIT status if
(i) it satisfied all of the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of the Company's assets and the asset test requirements arose from changes in the market values of its assets and was not wholly or partly caused by an acquisition of one or more nonqualifying assets. If the condition described in clause (ii) of the preceding sentence were not satisfied, the Company still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the quarter in which it arose.


Distribution Requirements

     The Company, in order to avoid corporate income taxation of the earnings that it distributes, is required to distribute dividends (other than capital gain dividends and retained capital gain) to its shareholders in an amount at least equal to (i) the sum of (A) 95% of its "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and
(B) 95% of the net income (after tax), if any, from foreclosure property, minus
(ii) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment date after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed. The Company has made, and will continue to make, timely distributions sufficient to satisfy the annual distribution requirement. Beginning with its

1998 taxable year, the Company may elect to retain and pay income tax on its net long-term capital gains. In that case, the Company's shareholders would include in income their proportionate share of the Company's undistributed long-term capital gain. In addition, the shareholders would be deemed to have paid their proportionate share of the tax paid by the Company, which would be credited or refunded to the shareholders. Each shareholder's basis in his shares would be increased by the amount of the undistributed long-term capital gain included in the shareholder's income, less the shareholder's share of the tax paid by the Company. Such amount would be treated as having been distributed by the Company for purposes of the 4% excise tax described above.

     It is possible that, from time to time, the Company may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of that income and deduction of such expenses in arriving at its REIT taxable income. Further, it is possible that, from time to time, the Company may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds its allocable share of cash attributable to that sale. Therefore, the Company may have less cash available for distribution than is necessary to meet its annual 95% distribution requirement or to avoid corporate income tax or the excise tax imposed on certain undistributed income. In such a situation, the Company may find it necessary to arrange for short-term (or possibly long-term) borrowings or to raise funds through the issuance of additional Offered Securities.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to its shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Although the Company may be able to avoid being taxed on amounts distributed as deficiency dividends, it will be required to pay to the Service interest based upon the amount of any deduction taken for deficiency dividends.


Recordkeeping Requirement

     Pursuant to applicable Treasury Regulations, in order to be taxed as a REIT, the Company must maintain certain records and request on an annual basis certain information from its shareholders designed to disclose the actual ownership of its outstanding stock. The Company has complied, and will continue to comply, with such requirements.


Partnership Anti-Abuse Rule

     A final regulation (the "Anti-Abuse Rule") under the partnership provisions of the Code (the "Partnership Provisions") authorizes the Service, in certain abusive transactions involving partnerships, to disregard the form of the transaction and recast it for federal tax purposes as the Service deems appropriate. The Anti-Abuse Rule applies where a partnership is formed or utilized in connection with a transaction (or series of related transactions) with a principal purpose of substantially reducing the present value of the partners' aggregate federal tax liability in a manner inconsistent with the intent of the Partnership Provisions. The Anti-Abuse Rule states that the Partnership Provisions are intended to permit taxpayers to conduct joint business (including investment) activities through a flexible arrangement that accurately reflects the partners' economic agreement and clearly reflects the partners' income without incurring any entity-level tax. The purposes for structuring a transaction involving a partnership are determined based on all of the facts and circumstances, including a comparison of the purported business purpose for a transaction and the claimed tax benefits resulting from the transaction. A reduction in the present value of the partners' aggregate federal tax liability through the use of a partnership does not, by itself, establish inconsistency with the intent of the Partnership Provisions.

     The Anti-Abuse Rule contains an example in which a corporation that elects to be taxed as a REIT contributes substantially all of the proceeds from a public offering to a partnership in exchange for a general partnership interest. The limited partners of the partnership contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. In addition, some of the limited partners have the right, beginning two years after the formation of the partnership, to require the redemption of their limited partnership interests in exchange for cash or REIT stock (at the REIT's option) equal to the fair market value of their respective interests in the partnership at the time of the redemption. The example concludes that the use of the partnership is not inconsistent with the intent of the Partnership Provisions and, thus, cannot be recast by the Service. However, because the Anti-Abuse Rule is extraordinarily broad in scope and is applied based on an analysis of all of the facts and circumstances, there can be no assurance that the Service will not attempt to apply the Anti-Abuse Rule to the Company. If the conditions of the Anti-Abuse Rule are met, the Service is authorized to take appropriate enforcement action, including disregarding a Partnership for federal tax purposes or treating one or more of the partners as nonpartners. Any such action could jeopardize the Company's status as a REIT.


Failure to Qualify

     If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to the shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which the Company ceased to qualify as a REIT. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.


Other Tax Consequences

     State and Local Taxes

     The Company, the Trust, the Partnerships or the investors in the Company may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they own property, transact business or reside. Such state and local tax treatment may not conform to the federal income tax consequences discussed above. In addition, the Company, the Trust or the Partnerships may be subject to certain state and local taxes imposed on owners of property, such as ad valorem property taxes, transfer taxes and rent taxes. CONSEQUENTLY, PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE EFFECT OF STATE AND LOCAL TAX LAWS ON AN INVESTMENT IN THE COMPANY.


     Tax Aspects of the Company's Investments in the Partnerships

     The following discussion summarizes certain federal income tax considerations applicable to the Company's direct or indirect investments in the Partnership. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.


     Classification as Partnerships

     The Company is entitled to include in its income its distributive share of each Partnership's income and to deduct its distributive share of each Partnership's losses only if the Partnerships are classified for federal income tax purposes as partnerships rather than as corporations or associations taxable as corporations. An entity will be classified as a partnership rather than as a corporation for federal income tax purposes if the entity (i) is treated as a partnership under Treasury regulations, effective January 1, 1997, relating to entity classification (the "Check-the-Box Regulations") and (ii) is not a "publicly traded" partnership. Pursuant to the Check-the-Box Regulations, an unincorporated entity with at least two members may elect to be classified either as an association or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. The federal income tax classification of an entity that was in existence prior to January 1, 1997, such as the Partnerships, will be respected for all periods prior to January 1, 1997, if (i) the entity had a reasonable basis for its claimed classification, (ii) the entity and all members of the entity recognized the federal tax consequences of any changes in the entity's classification within the 60 months prior to January 1, 1997, and (iii) neither the entity nor any member of the entity was notified in writing on or before May 8, 1996, that the classification of the entity was under examination. The Company believes that each Partnership will be treated as a partnership under the Check-the-Box Regulations.

     A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership's gross income for such year consists of certain passive-type income, including (as may be relevant here) real property rents, gains from the sale or other disposition of real property, interest and dividends (the "90% Passive Income Exception").

     The U.S. Department of the Treasury has issued regulations effective for taxable years beginning after December 31, 1995 (the "PTP Regulations"), that provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the "Private Placement Exclusion"), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act and (ii) the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership, a person owning an interest in a flow-through entity (i.e., a partnership, grantor trust or S corporation) that owns an interest in the partnership is treated as a partner in such partnership only if (i) substantially all of the value of the owner's interest in the flow-through entity is attributable to the flow-through entity's interest (direct or indirect) in the partnership and (ii) a principal purpose of the use of the flow-through entity is to permit the partnership to satisfy the 100- partner limitation. Each Partnership qualifies for the Private Placement Exclusion.

     If a Partnership is considered a publicly traded partnership under the PTP Regulations because it is deemed to have more than 100 partners, such Partnership should not be treated as a corporation because it should be eligible for the 90% Passive Income Exception. If, however, for any reason a Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, the Company would not be able to qualify as a REIT. See "Federal Income Tax Considerations -- Requirements for Qualification -- Income Tests" and " -- Requirements for Qualification -- Asset Tests." In addition, any change in a Partnership's status for tax purposes might be treated as a taxable event, in which case the Company might incur tax liability without any related cash distribution. See "Federal Income Tax Considerations -- Requirements for Qualification -- Distribution Requirements." Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership's taxable income.


     Income Taxation of the Partnerships and their Partners

     Partners, Not the Partnerships, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, the Company is required to take into account its allocable share of each Partnership's income, gains, losses, deductions and credits for any taxable year of such Partnership ending within or with the taxable year of the Company, without regard to whether the Company has received or will receive any distribution from such Partnership.

     Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes under section 704(b) of the Code if they do not comply with the provisions of section 704(b) of the Code and the Treasury Regulations promulgated thereunder. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership's allocations of taxable income, gain and loss are intended to comply with the requirements of section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

     Tax Allocations With Respect to Contributed Properties. Pursuant to
section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). The Treasury Department recently issued regulations requiring partnerships to use a "reasonable method" for allocating items affected by section 704(c) of the Code and outlining several reasonable allocation methods.

     Under the partnership agreements governing the Partnerships, depreciation or amortization deductions of the Partnership generally are allocated among the partners in accordance with their respective interests in the Partnership, except to the extent that Code section 704(c) requires otherwise. In addition, gain on the sale of a contributed property will be specially allocated to the contributing partner (including the Company) to the extent of any "built-in" gain with respect to such property for federal income tax purposes. The application of section 704(c) to the Partnerships is not entirely clear, however, and may be affected by Treasury Regulations promulgated in the future.

     Basis in Partnership Interest. The Company's adjusted tax basis in its partnership interest in a Partnership generally is equal to (i) the amount of cash and the basis of any other property contributed to the Partnership by the Company, (ii) increased by (A) its allocable share of the Partnership's income and (B) its allocable share of indebtedness of the Partnership and (iii) reduced, but not below zero, by (A) the Company's allocable share of the Partnership's loss and (B) the amount of cash distributed to the Company, and by constructive distributions resulting from a reduction in the Company's share of indebtedness of the Partnership.

     If the allocation of the Company's distributive share of a Partnership's loss would reduce the adjusted tax basis of the Company's partnership interest in the Partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce the Company's adjusted tax basis below zero. To the extent that the Partnership's distributions, or any decrease in the Company's share of the indebtedness of the Partnership (such decrease being considered a constructive cash distribution to the partners), would reduce the Company's adjusted tax basis below zero, such distributions (including such constructive distributions) constitute taxable income to the Company. Such distributions and constructive distributions normally will be characterized as capital gain, and, if the Company's partnership interest in the Partnership has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gain.

     Depreciation Deductions Available to the Partnerships. The Partnerships have acquired equity interests in certain facilities, and expect to acquire additional facilities in the future, for cash. To that extent, a Partnership's initial basis in such a facility for federal income tax purpose generally equals the purchase price paid by the Partnership. The Partnerships depreciate such depreciable property for federal income tax purposes under the alternative depreciation system of depreciation ("ADS"). Under ADS, the Partnerships generally depreciate furnishings and equipment over a 10-year recovery period using a straight-line method and a half-year convention. If, however, a Partnership places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. Under ADS, the Partnerships generally depreciate buildings and improvements over a 40-year recovery period using a straight-line method and a mid-month convention. However, to the extent that a Partnership has acquired or will acquire equity interests in facilities in exchange for partnership interests in the Partnership, the Partnership's initial basis in each such facility for federal income tax purposes should be the same as the transferor's basis in that facility on the date of acquisition. The Partnerships depreciate such depreciable property for federal income tax purposes under ADS. Although the law is not entirely clear, the Partnerships depreciate such depreciable property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. A Partnership's tax depreciation deductions will be allocated among the partners in accordance with their respective interests in the Partnership (except to the extent that the Partnership is required under Code section 704(c) to use a method of allocating depreciation deductions attributable to the contributed properties that results in the Company receiving a disproportionate share of such deductions).


Sale of a Partnership's Property

     Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership under section 704(c) of the Code to the extent of their "built-in gain" on those properties for federal income tax purposes. The partners' "built-in gain" on the contributed properties sold will equal the excess of the partners' proportionate share of the book value of those properties over the partners' tax basis allocable to those properties at the time of the sale. Any remaining gain recognized by the Partnership on the disposition of the contributed properties, and any gain recognized by the Partnership or the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

     The Company's share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon the Company's ability to satisfy the income tests for REIT status. See "Federal Income Tax Considerations -- Requirements for Qualification -- Income Tests." The Company, however, does not presently intend to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of the Company's or such Partnership's trade or business.


Nonqualified Subsidiaries

     The Partnership owns 94% of the nonvoting stock, and 5% of the voting stock, of Management, representing in the aggregate a 99% economic interest therein. In addition, the Partnership owns 100% of the nonvoting stock of each of Franchise and Construction, representing a 97.5% economic interest therein. By virtue of its ownership of the Partnership, the Company is considered to own its pro rata share of the stock of the Nonqualified Subsidiaries held by the Partnership.

     As noted above, for the Company to qualify as a REIT the Company's proportionate share of the value of the securities of each Nonqualified Subsidiary held by the Partnership may not exceed 5% of the total value of the Company's assets. In addition, the Company's proportionate share of each Nonqualified Subsidiary's equity securities may not constitute more than 10% of the voting securities of such Nonqualified Subsidiary. The Partnership owns 5% of the voting securities of Management, but does not own any of the voting securities of Franchise or Construction. In addition, the Company believes that its proportionate share of the value of the securities of each Nonqualified Subsidiary owned by the Partnership does not exceed 5% of the total value of the Company's assets. If the Service were to challenge successfully those determinations, however, the Company likely would fail to qualify as a REIT.

     Each Nonqualified Subsidiary is organized as a corporation and pays federal, state and local income taxes on its taxable income at normal corporate rates. Any such taxes reduce amounts available for distribution by such Nonqualified Subsidiary, which in turn reduce amounts available for distribution to the Company's shareholders.


                             PLAN OF DISTRIBUTION

     The Company and the Partnership may sell Offered Securities to or through underwriters and also may sell Offered Securities directly to other purchasers or through agents.

     The distribution of the Offered Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Offered Securities, underwriters may receive compensation from the Company, the Partnership or from purchasers of Offered Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Offered Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company or the Partnership and any profit on the resale of Offered Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company or the Partnership will be described, in the Prospectus Supplement.

     Under agreements which may be entered into by the Company or the Partnership, underwriters and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company or the Partnership against certain liabilities, including liabilities under the Securities Act.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and the Partnership in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Company or the Partnership will authorize dealers acting as the Company's or the Partnership's agents to solicit offers by certain institutions to purchase Offered Securities from the Company or the Partnership at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts (the "Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the principal amount of Offered Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with which Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company or the Partnership. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) the Company or the Partnership shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts. A commission indicated in the Prospectus Supplement will be paid to agents and underwriters soliciting purchases of Offered Securities pursuant to Contracts accepted by the Company or the Partnership. Agents and underwriters shall have no responsibility in respect of the delivery or performance of Contracts.


                        VALIDITY OF OFFERED SECURITIES

     The validity of the Offered Securities will be passed upon for the Company and the Partnership by Hunton & Williams, Richmond, Virginia.


                                    EXPERTS

     The consolidated balance sheets of the Company as of December 31, 1996 and 1995 and the consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1996 and for the period from March 24, 1994 (inception) through December 31, 1994, and the combined results of Storage USA, Inc. (the "Predecessor") for the period from January 1, 1994 through March 23, 1994, the financial statement schedule of the Company as of December 31, 1996, the historical summaries of combined gross revenue and direct operating expenses for certain self-storage facilities for the year ended December 31, 1995 included in the Company's Current Report on Form 8- K/A dated February 18, 1997, the historical summaries of combined gross revenue and direct operating expenses for certain self-storage facilities for the year ended December 31, 1996 included in the Company's Current Report on Form 8-K dated May 28, 1997, the historical summaries of combined gross revenues and direct operating expenses for certain self-storage facilities for the year ended December 31, 1996 included in the Company's Current Report on Form 8-K/A dated October 6, 1997, the historical summaries of combined gross revenue and direct operating expenses for certain self-storage facilities for the year ended December 31, 1996 included in the Company's Current Report on Form 8-K/A dated November 25, 1997, and the historical summaries of combined gross revenue and direct operating expenses for certain self-storage facilities for the year ended December 31, 1996 included in the Company's Current Report on Form 8-K/A dated January 20, 1998, all incorporated by reference in this Registration Statement, have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated balance sheets of the Partnership as of December 31, 1996 and 1995 and the consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1996 and for the period from March 24, 1994 (inception) through December 31, 1994, and the combined results of Storage USA, Inc. (the "Predecessor") for the period from January 1, 1994 through March 23, 1994, the financial statement schedule of the partnership as of December 31, 1996, the historical summaries of combined gross revenue and direct operating expenses for certain self-storage facilities for the year ended December 31, 1995 included in the Partnership's Current Report on Form 8-K/A, dated February 18, 1997, the historical summaries of combined gross revenue and direct operating expenses for certain self-storage facilities for the year ended December 31, 1996 included in the Partnership's Current Report on Form 8-K dated May 28, 1997, the historical summaries of combined gross revenue and direct operating expenses for certain self-storage facilities for the year ended December 31, 1996 included in the Partnership's Current Report on Form 8-K/A dated October 6, 1997, the historical summaries of combined gross revenue and direct operating expenses for certain self-storage facilities for the year ended December 31, 1996 included in the Partnership's Current Report on Form 8-K/A dated November 25, 1997, and the historical summaries of combined gross revenue and direct operating expenses for certain self-storage facilities for the year ended December 31, 1996 included in the Partnership's Current Report on Form 8-K/A dated January 20, 1998, all incorporated by reference in this Registration Statement, have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

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  No person has been authorized to give any information or or to make any representations other than those contained in this Prospectus Supplement or the Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Partnership since the date hereof or that the information contained herein is correct as of any time subsequent to its date.
                        ------------------------------
                               TABLE OF CONTENTS
                             Prospectus Supplement



                                                            Page
                                                           -----
    The Offering .......................................    S-3
    The Partnership ....................................    S-5
    Recent Developments ................................    S-5
    Use of Proceeds ....................................    S-5
    Ratio of Earnings to Fixed Charges .................    S-5
    Capitalization .....................................    S-6
    Description of Securities ..........................    S-6
    Underwriting .......................................   S-11
    Validity of Securities .............................   S-11
                   Prospectus
    Available Information ..............................     2
    Incorporation of Certain Documents by
      Reference ........................................     2
    The Company and the Partnership ....................     3
    Use of Proceeds ....................................     3
    Ratios of Earnings to Fixed Charges ................     3
    Description of Capital Stock .......................     4
    Description of Depositary Shares ...................     6
    Description of Warrants ............................     8
    Restrictions on Transfer of Capital Stock ..........    10
    Description of Debt Securities .....................    11
    Federal Income Tax Considerations ..................    21
    Plan of Distribution ...............................    31
    Validity of Offered Securities .....................    32
    Experts ............................................    32

                                 $200,000,000





                            SUSA Partnership, L.P.



                                  $100,000,000
                                  6.95% Notes
                               due July 1, 2006


                                  $100,000,000
                                7.45% Debentures
                               due July 1, 2018





                        ------------------------------


                               [STORAGE USA LOGO]


                        ------------------------------



                              Goldman, Sachs & Co.


                      First Chicago Capital Markets, Inc.


                           Morgan Stanley Dean Witter

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